04025490

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, March 23, 2004, Series 2004-HE1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 23, 2004

ACE SECURITIES CORP.

By: ______________________
Name: Douglas K. Johnson
Title: President

By: ______________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$350,816,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-HE1

Ace Securities Corp
(Depositor)

Deutsche Bank

March 16, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED March 16, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-HE1
$350,816,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	199,955,000	Float	1.94	1 - 87	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-2A	34,970,000	Float	1.00	1 - 27	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-2B	19,911,000	Float	4.53	27 - 87	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-3	22,217,000	Float	5.88	46 - 87	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
M-1	24,352,000	Float	4.99	41 - 87	0	ACT/360	Feb. 2034	Aa2 / AA /AA
M-2	20,294,000	Float	4.90	39 - 87	0	ACT/360	Feb. 2034	A2 / AA / A
M-3	5,294,000	Float	4.87	38 - 87	0	ACT/360	Feb. 2034	A3 / A / A-
M-4	5,294,000	Float	4.86	38 - 87	0	ACT/360	Feb. 2034	Baa1 / A- / BBB+
M-5	5,294,000	Float	4.86	38 - 87	0	ACT/360	Feb. 2034	Baa2 / BBB+ / BBB
M-6	4,412,000	Float	4.84	37 - 87	0	ACT/360	Feb. 2034	Baa3 / BBB- / BBB-
B	8,823,000	Float	* Not Offered *					
Total	**350,816,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1 Certificates, Class A-2A Certificates, Class A-2B Certificates and the Class A-3 Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"), and the Class B Certificates (the "Subordinate Certificates"). Together the Senior Certificates and the Mezzanine Certificates are the "Offered Certificates." The Class A-1 and Class A-3 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2A and Class A-2B Certificates are backed by fixed and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and the Subordinate Certificates are backed by all of the mortgage loans. The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2A Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.The pass-through rate on the Class A-3 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,423 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $352,933,057 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 3,212 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $283,021,557 and the Group II Mortgage Loans will represent approximately 211 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $69,911,500.

Class A Certificates: Class A-1, Class A-2A, Class A-2B and Class A-3 Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

Class B Certificates Class B Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principle Balance ($)	% of Aggregate Remaining Principal Balance
People's Choice Home Loan, Inc.	140,883,510	39.92
Ameriquest Mortgage Compnay	86,204,485	24.43
Oakmont Mortgage	40,975,871	11.61
Novastar Mortgage, Inc.	25,044,222	7.10
Wells Fargo Home Mortgage, Inc.	23,916,747	6.78
Other	35,908,222	10.17
Total	**352,933,057**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Primary servicing will be provided by Ocwen Federal Bank FSB (93.22% of the mortgage loans) and Wells Fargo Home Mortgage, Inc. (6.78% of the mortgage loans)

Trustee: HSBC Bank USA

Custodian: Wells Fargo Bank Minnesota, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: March 1, 2004

Expected Pricing: Week of March 15, 2004

Expected Closing Date: On or about March 30, 2004

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in April 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the related Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Trustee, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.524% for the Mortgage Loans.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to such Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances:	Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If the related Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates and ninth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates).
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 0.60% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 1.20% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Transaction Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in April 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than 43.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A	Aaa / AAA / AAA	21.50%	43.00%
M-1	Aa2 / AA /AA	14.60%	29.20%
M-2	A2 / AA / A	8.85%	17.70%
M-3	A3 / A / A-	7.35%	14.70%
M-4	Baa1 / A- / BBB+	5.85%	11.70%
M-5	Baa2 / BBB+ / BBB	4.35%	8.70%
M-6	Baa3 / BBB- / BBB-	3.10%	6.20%
B	Not Offered	0.60%	1.20%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificatesand the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 and Class A-3 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2A and A-2B Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificates: For the Class B Certificates the per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-HE1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement: On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the related Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount: All principal distributions to the holders of the Class A Certificates on any Distribution Date will be allocated concurrently between the Class A-1 and Class A-3 Certificates (collectively, the "Group I Class A Certificates"), on the one hand, and the Class A-2A and Class A-2B Certificates (the "Group II Class A Certificates"), on the other hand, based on the Class A Principal Allocation Percentage for the Group I Class A Certificates and the Group II Class A Certificates, as applicable. The Group I Class A Certificates and the Group II Class A Certificates are each a "Class A Certificate Group."

However, if the Certificate Principal Balances of the Class A Certificates in either Class A Certificate Group are reduced to zero, then the remaining amount of principal distributions distributable to the Class A Certificates in such Class A Certificate Group on that Distribution Date, and the amount of those principal distributions distributable to such Class A Certificates on all subsequent Distribution Dates, will be distributed to the holders of the Class A Certificates in the other Class A Certificate Group remaining outstanding, in accordance with the principal distribution allocations described herein, until their Certificate Principal Balances have been reduced to zero. Any payments of principal to the Group I Class A Certificates will be made first from payments relating to the Group I Mortgage Loans, and any payments of principal to the Group II Class A Certificates will be made first from payments relating to the Group II Mortgage Loans.

For the first 36 Distribution Dates, any principal distributions allocated to the Group I Class A Certificates will be distributed sequentially, first to the Class A-1 Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-3 Certificates, until

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Continued):	their Certificate Principal Balance has been reduced to zero. Beginning on the 37th Distribution Date, principal distributions allocated to the Group I Class A Certificates will be distributed *pro rata* between the Class A-1 and Class A-3 Certificates, until the Certificate Principal Balances of the Class A-1 Certificates and Class A-3 Certificates have been reduced to zero. Notwithstanding the foregoing, in the event that a Trigger Event is in effect, principal distributions to the Group I Class A Certificates will be allocated first to the Class A-1 Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-3 Certificates, until their Certificate Principal Balance has been reduced to zero. Any principal distributions allocated to the Group II Class A Certificates will be allocated sequentially, first to the Class A-2A Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-2B Certificates until their Certificate Principal Balance has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 29.20% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 17.70% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 14.70% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 11.70% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 8.70% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 6.20% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.
Class B Principal Distribution Amount:	The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates until it reaches a 1.20% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B Certificates until the Certificate Principal Balance of such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certifiactes will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 38.50% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
April 2007 to March 2008	3.00%, plus 1/12th of 1.75% for each month thereafter
April 2008 to March 2009	4.75%, plus 1/12th of 1.25% for each month thereafter
April 2009 and thereafter	6.00%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date , then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Subordinate Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Subordinate Certificates.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	17.64	4.11	1.94	1.26	0.93
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	Jun-06
A-2A	Avg Life	13.34	1.89	1.00	0.78	0.58
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
A-2B	Avg Life	25.73	8.77	4.53	3.13	1.89
	First Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	Dec-06
A-3	Avg Life	18.38	7.36	5.88	5.53	2.52
	First Payment Date	Apr-07	Apr-07	Jan-08	Jan-09	Jun-06
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	Jan-07
M-1	Avg Life	25.70	8.83	4.99	4.66	4.00
	First Payment Date	Jun-25	Jun-08	Aug-07	Jan-08	Jan-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-2	Avg Life	25.70	8.83	4.90	4.26	3.94
	First Payment Date	Jun-25	Jun-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-3	Avg Life	25.70	8.83	4.87	4.13	3.62
	First Payment Date	Jun-25	Jun-08	May-07	Jul-07	Aug-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-4	Avg Life	25.70	8.83	4.86	4.10	3.51
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	Jun-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-5	Avg Life	25.70	8.83	4.86	4.06	3.44
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	May-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-6	Avg Life	25.70	8.83	4.84	4.03	3.38
	First Payment Date	Jun-25	Jun-08	Apr-07	May-07	Apr-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
B	Avg Life	25.33	8.09	4.43	3.71	3.14
	First Payment Date	Jun-25	Jun-08	Apr-07	Apr-07	Feb-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	17.68	4.40	2.07	1.27	0.93
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Oct-33	Feb-30	Jul-20	Mar-17	Jun-06
A-2A	Avg Life	13.34	1.89	1.00	0.78	0.58
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
A-2B	Avg Life	25.89	9.62	5.07	3.55	1.89
	First Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
	Last Payment Date	Oct-33	Nov-29	Feb-20	Nov-16	Dec-06
A-3	Avg Life	18.43	7.99	6.82	7.14	2.52
	First Payment Date	Apr-07	Apr-07	Jan-08	Jan-09	Jun-06
	Last Payment Date	Oct-33	Feb-30	Jul-20	Mar-17	Jan-07
M-1	Avg Life	25.83	9.66	5.52	5.08	5.71
	First Payment Date	Jun-25	Jun-08	Aug-07	Jan-08	Jan-07
	Last Payment Date	Oct-33	Jun-27	Feb-18	Feb-15	Nov-13
M-2	Avg Life	25.83	9.59	5.39	4.64	4.25
	First Payment Date	Jun-25	Jun-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Aug-33	Nov-25	Nov-16	Feb-14	Aug-11
M-3	Avg Life	25.82	9.51	5.30	4.47	3.87
	First Payment Date	Jun-25	Jun-08	May-07	Jul-07	Aug-07
	Last Payment Date	Jun-33	Sep-23	May-15	Dec-12	Sep-10
M-4	Avg Life	25.81	9.44	5.24	4.40	3.74
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	Jun-07
	Last Payment Date	May-33	Nov-22	Oct-14	Jul-12	May-10
M-5	Avg Life	25.80	9.33	5.17	4.31	3.63
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	May-07
	Last Payment Date	Mar-33	Oct-21	Feb-14	Dec-11	Dec-09
M-6	Avg Life	25.77	9.15	5.04	4.18	3.50
	First Payment Date	Jun-25	Jun-08	Apr-07	May-07	Apr-07
	Last Payment Date	Jan-33	Apr-20	Mar-13	Mar-11	May-09
B	Avg Life	25.34	8.12	4.44	3.72	3.15
	First Payment Date	Jun-25	Jun-08	Apr-07	Apr-07	Feb-07
	Last Payment Date	Sep-32	Sep-18	Feb-12	May-10	Oct-08

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
5/25/2004	276,366,000	7.41	9.00
6/25/2004	269,777,000	7.18	9.00
7/25/2004	263,251,000	7.42	9.00
8/25/2004	256,787,000	7.18	9.00
9/25/2004	250,382,000	7.18	9.00
10/25/2004	244,036,000	7.42	9.00
11/25/2004	237,760,000	7.18	9.00
12/25/2004	231,571,000	7.42	9.00
1/25/2005	225,530,000	7.19	9.00
2/25/2005	219,643,000	7.19	9.00
3/25/2005	213,910,000	7.96	9.00
4/25/2005	208,327,000	7.19	9.00
5/25/2005	202,889,000	7.43	9.00
6/25/2005	197,594,000	7.19	9.00
7/25/2005	192,436,000	7.43	9.00
8/25/2005	187,413,000	7.19	9.00
9/25/2005	182,521,000	7.51	9.00
10/25/2005	177,763,000	7.84	9.00
11/25/2005	173,132,000	7.59	9.00
12/25/2005	168,620,000	9.00	9.00
1/25/2006	164,249,000	8.79	9.00
2/25/2006	159,993,000	8.83	9.00
3/25/2006	155,847,000	9.00	9.00
4/25/2006	151,811,000	8.99	9.00
5/25/2006	147,879,000	9.00	9.00

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
5/25/2004	68,196,000	6.77	9.00
6/25/2004	66,505,000	6.55	9.00
7/25/2004	64,836,000	6.81	9.00
8/25/2004	63,191,000	6.59	9.00
9/25/2004	61,567,000	6.59	9.00
10/25/2004	59,964,000	6.81	9.00
11/25/2004	58,383,000	6.59	9.00
12/25/2004	56,836,000	6.81	9.00
1/25/2005	55,326,000	6.63	9.00
2/25/2005	53,853,000	6.63	9.00
3/25/2005	52,420,000	7.35	9.00
4/25/2005	51,025,000	6.64	9.00
5/25/2005	49,668,000	6.86	9.00
6/25/2005	48,346,000	6.64	9.00
7/25/2005	47,059,000	6.88	9.00
8/25/2005	45,807,000	6.65	9.00
9/25/2005	44,588,000	6.66	9.00
10/25/2005	43,402,000	6.90	9.00
11/25/2005	42,247,000	6.70	9.00
12/25/2005	41,123,000	8.31	9.00
1/25/2006	40,036,000	8.54	9.00
2/25/2006	38,980,000	8.56	9.00
3/25/2006	37,952,000	9.00	9.00
4/25/2006	36,950,000	8.58	9.00
5/25/2006	35,975,000	8.87	9.00

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.91
25	4/25/2006	9.00
26	5/25/2006	9.29
27	6/25/2006	9.40
28	7/25/2006	9.75
29	8/25/2006	9.45
30	9/25/2006	9.57
31	10/25/2006	9.99
32	11/25/2006	9.67
33	12/25/2006	10.43
34	1/25/2007	10.13
35	2/25/2007	10.14
36	3/25/2007	11.37
37	4/25/2007	10.32
38	5/25/2007	10.66
39	6/25/2007	10.73
40	7/25/2007	11.12
41	8/25/2007	10.77
42	9/25/2007	10.80
43	10/25/2007	11.21
44	11/25/2007	10.85
45	12/25/2007	11.37

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	11.00
47	2/25/2008	10.99
48	3/25/2008	11.75
49	4/25/2008	11.01
50	5/25/2008	11.37
51	6/25/2008	11.02
52	7/25/2008	11.38
53	8/25/2008	11.01
54	9/25/2008	11.01
55	10/25/2008	11.38
56	11/25/2008	11.01
57	12/25/2008	11.37
58	1/25/2009	11.00
59	2/25/2009	10.99
60	3/25/2009	12.17
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.97
64	7/25/2009	11.33
65	8/25/2009	10.96
66	9/25/2009	10.96
67	10/25/2009	11.32
68	11/25/2009	10.95
69	12/25/2009	11.31
70	1/25/2010	10.94
71	2/25/2010	10.93
72	3/25/2010	12.10
73	4/25/2010	10.92
74	5/25/2010	11.28
75	6/25/2010	10.91
76	7/25/2010	11.27
77	8/25/2010	10.90
78	9/25/2010	10.90
79	10/25/2010	11.25
80	11/25/2010	10.88
81	12/25/2010	11.24
82	1/25/2011	10.87
83	2/25/2011	10.87
84	3/25/2011	12.03
85	4/25/2011	10.86
86	5/25/2011	11.22
87	6/25/2011	10.85
88	7/25/2011	11.20

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.48
25	4/25/2006	9.00
26	5/25/2006	9.00
27	6/25/2006	9.04
28	7/25/2006	9.52
29	8/25/2006	9.22
30	9/25/2006	9.22
31	10/25/2006	9.54
32	11/25/2006	9.33
33	12/25/2006	10.12
34	1/25/2007	10.06
35	2/25/2007	10.08
36	3/25/2007	11.16
37	4/25/2007	10.09
38	5/25/2007	10.46
39	6/25/2007	10.58
40	7/25/2007	11.14
41	8/25/2007	10.79
42	9/25/2007	10.78
43	10/25/2007	11.15
44	11/25/2007	10.81
45	12/25/2007	11.21

Class A-2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	10.94
47	2/25/2008	10.94
48	3/25/2008	11.69
49	4/25/2008	10.93
50	5/25/2008	11.32
51	6/25/2008	10.96
52	7/25/2008	11.35
53	8/25/2008	10.99
54	9/25/2008	10.98
55	10/25/2008	11.34
56	11/25/2008	10.97
57	12/25/2008	11.34
58	1/25/2009	10.97
59	2/25/2009	10.99
60	3/25/2009	12.16
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.98
64	7/25/2009	11.34
65	8/25/2009	10.98
66	9/25/2009	10.97
67	10/25/2009	11.33
68	11/25/2009	10.96
69	12/25/2009	11.32
70	1/25/2010	10.95
71	2/25/2010	10.96
72	3/25/2010	12.12
73	4/25/2010	10.95
74	5/25/2010	11.31
75	6/25/2010	10.94
76	7/25/2010	11.29
77	8/25/2010	10.93
78	9/25/2010	10.93
79	10/25/2010	11.29
80	11/25/2010	10.92
81	12/25/2010	11.28
82	1/25/2011	10.91
83	2/25/2011	10.90
84	3/25/2011	12.07
85	4/25/2011	10.89
86	5/25/2011	11.25
87	6/25/2011	10.88
88	7/25/2011	11.24

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-3 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.91
25	4/25/2006	9.00
26	5/25/2006	9.29
27	6/25/2006	9.40
28	7/25/2006	9.75
29	8/25/2006	9.45
30	9/25/2006	9.57
31	10/25/2006	9.99
32	11/25/2006	9.67
33	12/25/2006	10.43
34	1/25/2007	10.13
35	2/25/2007	10.14
36	3/25/2007	11.37
37	4/25/2007	10.32
38	5/25/2007	10.66
39	6/25/2007	10.73
40	7/25/2007	11.12
41	8/25/2007	10.77
42	9/25/2007	10.80
43	10/25/2007	11.21
44	11/25/2007	10.85
45	12/25/2007	11.37

Class A-3 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	11.00
47	2/25/2008	10.99
48	3/25/2008	11.75
49	4/25/2008	11.01
50	5/25/2008	11.37
51	6/25/2008	11.02
52	7/25/2008	11.38
53	8/25/2008	11.01
54	9/25/2008	11.01
55	10/25/2008	11.38
56	11/25/2008	11.01
57	12/25/2008	11.37
58	1/25/2009	11.00
59	2/25/2009	10.99
60	3/25/2009	12.17
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.97
64	7/25/2009	11.33
65	8/25/2009	10.96
66	9/25/2009	10.96
67	10/25/2009	11.32
68	11/25/2009	10.95
69	12/25/2009	11.31
70	1/25/2010	10.94
71	2/25/2010	10.93
72	3/25/2010	12.10
73	4/25/2010	10.92
74	5/25/2010	11.28
75	6/25/2010	10.91
76	7/25/2010	11.27
77	8/25/2010	10.90
78	9/25/2010	10.90
79	10/25/2010	11.25
80	11/25/2010	10.88
81	12/25/2010	11.24
82	1/25/2011	10.87
83	2/25/2011	10.87
84	3/25/2011	12.03
85	4/25/2011	10.86
86	5/25/2011	11.22
87	6/25/2011	10.85
88	7/25/2011	11.20

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.83
25	4/25/2006	9.00
26	5/25/2006	9.23
27	6/25/2006	9.33
28	7/25/2006	9.70
29	8/25/2006	9.40
30	9/25/2006	9.50
31	10/25/2006	9.90
32	11/25/2006	9.60
33	12/25/2006	10.37
34	1/25/2007	10.11
35	2/25/2007	10.13
36	3/25/2007	11.33
37	4/25/2007	10.28
38	5/25/2007	10.62
39	6/25/2007	10.70
40	7/25/2007	11.12
41	8/25/2007	10.77
42	9/25/2007	10.80
43	10/25/2007	11.20
44	11/25/2007	10.84
45	12/25/2007	11.33

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	10.99
47	2/25/2008	10.98
48	3/25/2008	11.74
49	4/25/2008	10.99
50	5/25/2008	11.36
51	6/25/2008	11.01
52	7/25/2008	11.38
53	8/25/2008	11.01
54	9/25/2008	11.00
55	10/25/2008	11.37
56	11/25/2008	11.00
57	12/25/2008	11.36
58	1/25/2009	10.99
59	2/25/2009	10.99
60	3/25/2009	12.17
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.97
64	7/25/2009	11.33
65	8/25/2009	10.97
66	9/25/2009	10.96
67	10/25/2009	11.32
68	11/25/2009	10.95
69	12/25/2009	11.31
70	1/25/2010	10.94
71	2/25/2010	10.94
72	3/25/2010	12.10
73	4/25/2010	10.93
74	5/25/2010	11.28
75	6/25/2010	10.92
76	7/25/2010	11.27
77	8/25/2010	10.91
78	9/25/2010	10.90
79	10/25/2010	11.26
80	11/25/2010	10.89
81	12/25/2010	11.25
82	1/25/2011	10.88
83	2/25/2011	10.88
84	3/25/2011	12.04
85	4/25/2011	10.87
86	5/25/2011	11.22
87	6/25/2011	10.85
88	7/25/2011	11.21

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	591	1.0900	1.1500	591	45	549	4.0729	4.2141	410
2	570	1.1107	1.1833	568	46	543	4.1314	4.2479	390
3	564	1.1276	1.2176	560	47	544	4.1938	4.2823	385
4	569	1.1455	1.2567	563	48	556	4.2498	4.3172	414
5	563	1.1847	1.3141	553	49	544	4.1786	4.3486	390
6	562	1.2274	1.3749	548	50	551	4.2334	4.4006	401
7	567	1.2812	1.4415	548	51	545	4.2848	4.4536	390
8	560	1.3241	1.5326	536	52	551	4.3349	4.5031	403
9	565	1.3623	1.6230	538	53	546	4.3872	4.5570	382
10	559	1.4722	1.7229	519	54	546	4.4378	4.6048	380
11	558	1.5593	1.8205	510	55	552	4.4867	4.6509	394
12	573	1.6403	1.9118	522	56	547	4.5361	4.6728	372
13	556	1.8009	2.0022	483	57	553	4.5842	4.6938	395
14	560	1.8776	2.0773	482	58	547	4.6356	4.7130	374
15	554	1.9529	2.1523	465	59	548	4.6817	4.7302	370
16	558	2.0303	2.2307	465	60	566	4.7244	4.7478	422
17	551	2.1060	2.3047	447	61	548	4.6152	4.7650	380
18	550	2.1840	2.3798	438	62	555	4.6574	4.8076	394
19	555	2.2586	2.4539	442	63	549	4.6980	4.8466	378
20	548	2.3308	2.5445	423	64	556	4.7377	4.8858	394
21	555	2.4073	2.6377	468	65	550	4.7779	4.9273	373
22	549	2.4807	2.7385	459	66	551	4.8178	4.9647	371
23	548	2.5527	2.8275	451	67	557	4.8581	5.0006	387
24	564	2.6227	2.9253	478	68	551	4.8953	5.0208	365
25	545	2.8013	3.0201	426	69	558	4.9320	5.0374	388
26	550	2.8810	3.0978	429	70	552	4.9713	5.0549	368
27	542	2.9632	3.1767	430	71	553	5.0070	5.0718	365
28	547	3.0412	3.2583	437	72	571	5.0402	5.0863	419
29	539	3.1170	3.3322	416	73	554	4.9688	5.1022	371
30	538	3.1970	3.4145	411	74	560	4.9999	5.1354	387
31	543	3.2733	3.4874	420	75	555	5.0322	5.1663	371
32	535	3.3484	3.5355	398	76	561	5.0655	5.1972	388
33	540	3.4251	3.5842	422	77	556	5.0957	5.2295	367
34	532	3.4996	3.6325	402	78	557	5.1268	5.2591	366
35	530	3.5780	3.6757	393	79	563	5.1577	5.2868	384
36	548	3.6500	3.7201	432	80	558	5.1871	5.2869	362
37	526	3.5706	3.7611	394	81	564	5.2160	5.2859	384
38	539	3.6336	3.8235	408	82	559	5.2461	5.2844	363
39	536	3.6994	3.8899	403	83	560	5.2742	5.2812	361
40	544	3.7625	3.9512	416	84	578	5.3000	5.2777	417
41	539	3.8249	4.0130	396	85	561	5.1584	5.2774	375
42	541	3.8883	4.0783	395	86	568	5.1818	5.2995	392
43	548	3.9499	4.1355	407	87	562	5.2062	5.3235	373
44	542	4.0136	4.1743	385	88	NA	5.2303	5.3478	391

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,423	Index Type:	
Aggregate Principal Balance:	$352,933,057	6 Month LIBOR:	72.51%
Conforming Principal Balance Loans:	$284,520,469	Fixed Rate:	27.49%
Average Principal Balance:	$103,106	W.A. Initial Periodic Cap:	2.704%
Range:	$14,667 - $748,705	W.A. Subsequent Periodic Cap:	1.038%
W.A. Coupon:	7.808%	W.A. Lifetime Rate Cap:	6.145%
Range:	4.500% - 13.125%	Property Type:	
W.A. Gross Margin:	5.847%	Single Family:	79.48%
Range:	2.125% - 9.000%	Condo:	7.82%
W.A. Remaining Term (months):	345	PUD:	7.06%
Range:	114 – 358 months	2-4 Family:	5.45%
W.A. Seasoning: (months)	6	Manufactured Home:	0.18%
Latest Maturity Date:	January 2, 2034	Occupancy Status:	
State Concentration (Top Five):		Primary:	83.83%
California:	40.61%	Investment:	15.54%
Florida:	7.59%	Second Home:	0.63%
Illinois:	4.75%	Documentation Status:	
Michigan:	4.08%	Full:	54.16%
Ohio:	4.03%	Stated:	36.64%
W.A. Original Combined LTV:	81.95%	None:	6.74%
Range:	9.55% - 100.00%	Limited:	2.23%
First Liens:	95.62%	Alt:	0.23%
Second Liens:	4.38%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Non-Balloon Loans:	98.03%	Loans with Prepay Penalties:	81.29%
Non-Zero W.A. FICO Score:	633	Loans with Primary Mortgage Insurance	4.32%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,291	97,023,574	27.49
ARM	2,132	255,909,484	72.51
Total:	**3,423**	**352,933,057**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	998	42,613,625	12.01
50,000.01 - 100,000.00	1,428	87,651,221	24.71
100,000.01 - 150,000.00	305	37,720,273	10.63
150,000.01 - 200,000.00	215	37,481,650	10.56
200,000.01 - 250,000.00	155	34,988,942	9.86
250,000.01 - 300,000.00	116	31,760,575	8.95
300,000.01 - 350,000.00	71	22,991,797	6.48
350,000.01 - 400,000.00	57	21,335,915	6.01
400,000.01 - 450,000.00	31	13,051,389	3.68
450,000.01 - 500,000.00	21	9,994,450	2.82
500,000.01 - 550,000.00	12	6,338,150	1.79
550,000.01 - 600,000.00	6	3,496,200	0.99
600,000.01 - 650,000.00	5	3,198,600	0.90
650,000.01 - 700,000.00	1	690,000	0.19
700,000.01 - 750,000.00	2	1,470,000	0.41
Total:	**3,423**	**354,782,787**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,019	43,393,170	12.30
50,000.01 - 100,000.00	1,410	86,324,519	24.46
100,000.01 - 150,000.00	307	37,881,019	10.73
150,000.01 - 200,000.00	212	36,959,938	10.47
200,000.01 - 250,000.00	155	34,903,076	9.89
250,000.01 - 300,000.00	115	31,465,965	8.92
300,000.01 - 350,000.00	70	22,598,478	6.40
350,000.01 - 400,000.00	57	21,270,884	6.03
400,000.01 - 450,000.00	31	13,001,582	3.68
450,000.01 - 500,000.00	22	10,473,062	2.97
500,000.01 - 550,000.00	11	5,821,303	1.65
550,000.01 - 600,000.00	6	3,489,647	0.99
600,000.01 - 650,000.00	5	3,194,728	0.91
650,000.01 - 700,000.00	1	688,946	0.20
700,000.01 - 750,000.00	2	1,466,742	0.42
Total:	**3,423**	**352,933,057**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	18	1,679,317	0.48
121 - 180	241	15,365,748	4.35
181 - 240	33	1,826,050	0.52
241 - 300	47	4,111,332	1.16
301 - 360	3,084	329,950,611	93.49
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	8	2,316,431	0.66
5.000 - 5.499	10	1,545,093	0.44
5.500 - 5.999	82	18,478,187	5.24
6.000 - 6.499	107	19,972,238	5.66
6.500 - 6.999	405	81,287,318	23.03
7.000 - 7.499	277	36,069,472	10.22
7.500 - 7.999	551	61,353,028	17.38
8.000 - 8.499	442	30,254,306	8.57
8.500 - 8.999	530	40,610,916	11.51
9.000 - 9.499	294	18,651,902	5.28
9.500 - 9.999	318	20,213,679	5.73
10.000 - 10.499	112	6,824,207	1.93
10.500 - 10.999	144	8,362,586	2.37
11.000 - 11.499	62	3,094,248	0.88
11.500 - 11.999	52	2,460,947	0.70
12.000 - 12.499	19	1,065,160	0.30
12.500 - 12.999	8	284,782	0.08
13.000 - 13.499	2	88,558	0.03
Total:	**3,423**	**352,933,057**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	108	7,996,439	2.27
50.01 - 55.00	39	3,493,014	0.99
55.01 - 60.00	62	5,192,542	1.47
60.01 - 65.00	100	10,319,818	2.92
65.01 - 70.00	151	17,264,778	4.89
70.01 - 75.00	242	22,439,952	6.36
75.01 - 80.00	775	113,676,176	32.21
80.01 - 85.00	432	43,814,850	12.41
85.01 - 90.00	930	82,312,635	23.32
90.01 - 95.00	304	30,198,894	8.56
95.00 – 100.00	280	16,223,958	4.60
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 499	13	840,142	0.24
500 - 524	136	9,440,593	2.67
525 - 549	323	25,077,793	7.11
550 - 574	382	32,556,548	9.22
575 - 599	373	32,530,834	9.22
600 - 624	513	52,634,687	14.91
625 - 649	570	61,931,033	17.55
650 - 674	460	53,800,778	15.24
675 - 699	285	36,345,293	10.30
700 - 724	176	18,664,948	5.29
725 - 749	108	15,811,010	4.48
750 - 774	61	9,704,196	2.75
775 - 799	18	3,041,478	0.86
Greater than or equal to 800	5	553,725	0.16
Total:	**3,423**	**352,933,057**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	728	143,313,310	40.61
Florida	322	26,776,123	7.59
Illinois	177	16,762,890	4.75
Michigan	242	14,391,827	4.08
Ohio	242	14,236,908	4.03
Indiana	218	11,270,035	3.19
Missouri	205	10,939,431	3.10
Texas	140	10,874,395	3.08
Nevada	68	8,114,682	2.30
Hawaii	39	7,376,908	2.09
Georgia	54	6,493,215	1.84
Washington	47	5,975,300	1.69
Colorado	49	5,873,072	1.66
Tennessee	98	5,731,706	1.62
Arizona	61	5,545,678	1.57
Pennsylvania	68	5,150,604	1.46
Maryland	50	4,809,461	1.36
Alabama	77	3,843,406	1.09

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Wisconsin	59	3,508,028	0.99
Oregon	24	3,449,554	0.98
New York	29	2,967,538	0.84
Massachusetts	13	2,527,543	0.72
South Carolina	38	2,521,064	0.71
Virginia	15	2,515,307	0.71
Minnesota	19	2,385,812	0.68
Mississippi	44	2,239,382	0.63
Oklahoma	43	2,206,630	0.63
Iowa	32	2,068,330	0.59
New Jersey	16	1,998,201	0.57
Louisiana	34	1,871,608	0.53
Connecticut	15	1,846,508	0.52
Kansas	28	1,790,410	0.51
Arkansas	18	1,477,987	0.42
North Carolina	17	1,439,383	0.41
Utah	15	1,430,630	0.41
New Mexico	15	1,184,115	0.34
Delaware	8	858,678	0.24
Kentucky	16	815,904	0.23
New Hampshire	6	723,997	0.21
Montana	2	657,224	0.19
Nebraska	7	649,757	0.18
Idaho	7	564,114	0.16
District of Columbia	2	495,177	0.14
West Virginia	4	347,646	0.10
Maine	3	260,781	0.07
Alaska	3	208,286	0.06
Vermont	2	190,516	0.05
Wyoming	2	102,065	0.03
South Dakota	1	101,047	0.03
Rhode Island	1	50,885	0.01
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,518	295,872,760	83.83
Investment	884	54,851,596	15.54
Second Home	21	2,208,701	0.63
Total:	**3,423**	**352,933,057**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	2,085	191,141,964	54.16
Stated	1,107	129,311,433	36.64
No Documentation	137	23,803,757	6.74
Limited/Lite	88	7,872,786	2.23
Alternative	6	803,118	0.23
Total:	**3,423**	**352,933,057**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	1,706	179,043,479	50.73
Refinance - Cashout	1,302	130,398,565	36.95
Refinance - Rate Term	415	43,491,013	12.32
Total:	**3,423**	**352,933,057**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,761	280,525,795	79.48
Condo	289	27,601,271	7.82
PUD	154	24,906,445	7.06
2-4 Family	210	19,249,519	5.45
Manufactured Housing	9	650,026	0.18
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
April 2004	12	818,377	0.32
May 2004	11	1,078,258	0.42
June 2004	10	1,071,936	0.42
July 2004	8	768,227	0.30
August 2004	22	1,715,129	0.67
September 2004	14	1,394,515	0.54
February 2005	6	848,232	0.33
March 2005	11	1,006,542	0.39
April 2005	19	3,038,877	1.19
May 2005	27	2,907,125	1.14
June 2005	70	6,411,231	2.51
July 2005	89	6,065,112	2.37
August 2005	303	21,506,461	8.40
September 2005	319	22,511,259	8.80
October 2005	352	26,406,924	10.32
November 2005	136	30,699,967	12.00
December 2005	244	51,994,004	20.32
January 2006	310	56,900,856	22.23
April 2006	1	220,536	0.09
May 2006	2	149,397	0.06
July 2006	5	261,909	0.10
August 2006	20	1,077,959	0.42
September 2006	44	2,992,849	1.17
October 2006	59	4,456,948	1.74
November 2006	4	884,908	0.35
December 2006	23	5,920,148	2.31
January 2007	8	1,906,592	0.75
December 2008	2	246,083	0.10
January 2009	1	649,123	0.25
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	6	1,568,667	0.61
2.500 - 2.999	20	3,423,563	1.34
3.000 - 3.499	21	3,723,847	1.46
3.500 - 3.999	24	4,485,258	1.75
4.000 - 4.499	34	5,174,204	2.02
4.500 - 4.999	98	8,813,939	3.44
5.000 - 5.499	46	7,529,283	2.94
5.500 - 5.999	444	84,439,147	33.00
6.000 - 6.499	247	51,714,473	20.21
6.500 - 6.999	1,105	70,350,675	27.49
7.000 - 7.499	53	9,830,354	3.84
7.500 - 7.999	25	3,883,832	1.52
8.000 - 8.499	7	851,444	0.33
9.000 - 9.499	2	120,797	0.05
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	2	822,891	0.32
11.000 - 11.499	5	979,176	0.38
11.500 - 11.999	32	9,642,735	3.77
12.000 - 12.499	65	12,674,213	4.95
12.500 - 12.999	261	57,390,000	22.43
13.000 - 13.499	209	29,532,523	11.54
13.500 - 13.999	417	55,538,533	21.70
14.000 - 14.499	315	24,234,841	9.47
14.500 - 14.999	339	29,377,004	11.48
15.000 - 15.499	192	13,232,925	5.17
15.500 - 15.999	152	12,197,293	4.77
16.000 - 16.499	42	2,978,044	1.16
16.500 - 16.999	37	3,123,210	1.22
17.000 - 17.499	20	1,509,882	0.59
17.500 - 17.999	20	1,257,557	0.49
18.000 - 18.499	14	953,680	0.37
18.500 - 18.999	4	132,320	0.05
19.000 - 19.499	2	146,637	0.06
19.500 - 19.999	3	143,191	0.06
20.000 - 20.499	1	42,828	0.02
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	3	1,152,243	0.45
5.000 - 5.499	8	1,409,172	0.55
5.500 - 5.999	47	12,347,789	4.83
6.000 - 6.499	82	16,662,430	6.51
6.500 - 6.999	262	57,824,182	22.60
7.000 - 7.499	236	35,944,956	14.05
7.500 - 7.999	384	45,649,584	17.84
8.000 - 8.499	323	25,595,978	10.00
8.500 - 8.999	331	27,834,254	10.88
9.000 - 9.499	198	13,460,882	5.26
9.500 - 9.999	139	10,675,114	4.17
10.000 - 10.499	46	2,907,227	1.14
10.500 - 10.999	32	2,183,565	0.85
11.000 - 11.499	17	1,136,463	0.44
11.500 - 11.999	14	622,064	0.24
12.000 - 12.499	6	317,563	0.12
12.500 - 12.999	3	143,191	0.06
13.000 - 13.499	1	42,828	0.02
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000	1	98,312	0.04
1.000	8	1,018,970	0.40
1.500	27	5,055,499	1.98
2.000	1,103	65,903,092	25.75
3.000	993	183,833,611	71.84
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	760	66,020,589	18.71
6	5	1,635,037	0.46
12	104	19,942,000	5.65
24	1,628	188,632,111	53.45
36	906	75,056,676	21.27
60	20	1,646,645	0.47
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	3,212	Index Type:	
Aggregate Principal Balance:	$283,021,557	6 Month LIBOR:	70.50%
Conforming Principal Balance Loans:	$283,021,557	Fixed Rate:	29.50%
Average Principal Balance:	$88,114	W.A. Initial Periodic Cap:	2.646%
Range:	$14,667 - $464,279	W.A. Subsequent Periodic Cap:	1.037%
W.A. Coupon:	7.936%	W.A. Lifetime Rate Cap:	6.149%
Range:	4.500% - 13.000%	Property Type:	
W.A. Gross Margin:	5.883%	Single Family:	79.92%
Range:	2.125% - 9.000%	Condo:	8.28%
W.A. Remaining Term (months):	343	2-4 Family:	6.22%
Range:	114 – 358 months	PUD:	5.34%
W.A. Seasoning: (months)	6	Manufactured Home:	0.23%
Latest Maturity Date:	January 2, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	80.77%
California:	33.23%	Investment:	18.45%
Florida:	8.85%	Second Home:	0.78%
Ohio:	4.88%	Documentation Status:	
Illinois:	4.83%	Full:	54.25%
Michigan:	4.82%	Stated:	36.54%
W.A. Original Combined LTV:	81.71%	None:	6.69%
Range:	9.55% - 100.00%	Limited:	2.24%
First Liens:	95.73%	Alt:	0.28%
Second Liens:	4.27%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
Non-Balloon Loans:	98.31%	Loans with Prepay Penalties:	79.20%
Non-Zero W.A. FICO Score:	630	Loans with Primary Mortgage Insurance	4.13%

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,220	83,485,800	29.50
ARM	1,992	199,535,757	70.50
Total:	**3,212**	**283,021,557**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	991	42,323,175	14.87
50,000.01 - 100,000.00	1,387	84,370,171	29.64
100,000.01 - 150,000.00	297	36,747,673	12.91
150,000.01 - 200,000.00	213	37,157,150	13.06
200,000.01 - 250,000.00	154	34,760,942	12.21
250,000.01 - 300,000.00	116	31,760,575	11.16
300,000.01 - 350,000.00	49	15,506,497	5.45
350,000.01 - 400,000.00	3	1,100,610	0.39
400,000.01 - 450,000.00	1	425,000	0.15
450,000.01 - 500,000.00	1	465,500	0.16
Total:	**3,212**	**284,617,293**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,012	43,115,340	15.23
50,000.01 - 100,000.00	1,369	83,081,523	29.36
100,000.01 - 150,000.00	298	36,775,262	12.99
150,000.01 - 200,000.00	211	36,787,890	13.00
200,000.01 - 250,000.00	154	34,681,328	12.25
250,000.01 - 300,000.00	115	31,465,965	11.12
300,000.01 - 350,000.00	48	15,146,668	5.35
350,000.01 - 400,000.00	3	1,098,483	0.39
400,000.01 - 450,000.00	1	404,820	0.14
450,000.01 - 500,000.00	1	464,279	0.16
Total:	**3,212**	**283,021,557**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	17	1,357,473	0.48
121 - 180	216	13,418,808	4.74
181 - 240	33	1,826,050	0.65
241 - 300	47	4,111,332	1.45
301 - 360	2,899	262,307,895	92.68
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	1,401,550	0.50
5.000 - 5.499	9	1,187,332	0.42
5.500 - 5.999	68	12,729,924	4.50
6.000 - 6.499	94	14,871,145	5.25
6.500 - 6.999	344	54,832,626	19.37
7.000 - 7.499	262	29,444,373	10.40
7.500 - 7.999	524	49,780,530	17.59
8.000 - 8.499	433	27,348,315	9.66
8.500 - 8.999	513	35,388,973	12.50
9.000 - 9.499	291	17,913,996	6.33
9.500 - 9.999	297	18,224,389	6.44
10.000 - 10.499	106	6,288,040	2.22
10.500 - 10.999	129	7,059,249	2.49
11.000 - 11.499	61	3,036,259	1.07
11.500 - 11.999	49	2,318,853	0.82
12.000 - 12.499	17	868,394	0.31
12.500 - 12.999	8	284,782	0.10
13.000 - 13.499	1	42,828	0.02
Total:	**3,212**	**283,021,557**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	107	7,347,317	2.60
50.01 - 55.00	38	3,449,598	1.22
55.01 - 60.00	61	4,783,607	1.69
60.01 - 65.00	95	8,445,243	2.98
65.01 - 70.00	144	13,842,710	4.89
70.01 - 75.00	230	18,453,192	6.52
75.01 - 80.00	713	90,141,202	31.85
80.01 - 85.00	404	33,216,506	11.74
85.01 - 90.00	888	65,709,774	23.22
90.01 - 95.00	291	25,288,030	8.94
95.01 – 100.00	241	12,344,379	4.36
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 499	10	607,481	0.21
500 - 524	135	9,077,273	3.21
525 - 549	313	22,189,501	7.84
550 - 574	367	26,970,942	9.53
575 - 599	365	29,018,145	10.25
600 - 624	482	41,861,563	14.79
625 - 649	530	48,881,146	17.27
650 - 674	418	39,771,174	14.05
675 - 699	259	27,034,801	9.55
700 - 724	167	16,565,969	5.85
725 - 749	94	10,753,503	3.80
750 - 774	51	7,536,481	2.66
775 - 799	16	2,199,853	0.78
Greater than or equal to 800	5	553,725	0.20
Total:	**3,212**	**283,021,557**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	581	94,044,458	33.23
Florida	317	25,036,409	8.85
Ohio	237	13,818,878	4.88
Illinois	171	13,682,989	4.83
Michigan	240	13,652,050	4.82
Indiana	218	11,270,035	3.98
Missouri	204	10,900,054	3.85
Texas	133	8,514,008	3.01
Nevada	61	6,766,839	2.39
Hawaii	37	6,152,216	2.17
Tennessee	98	5,731,706	2.03
Georgia	50	5,273,315	1.86
Washington	43	5,035,087	1.78
Colorado	46	4,843,055	1.71
Pennsylvania	67	4,790,290	1.69
Arizona	59	4,590,890	1.62
Maryland	47	3,905,836	1.38
Alabama	77	3,843,406	1.36
Wisconsin	59	3,508,028	1.24

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
New York	29	2,967,538	1.05
Oregon	23	2,700,848	0.95
South Carolina	38	2,521,064	0.89
Mississippi	44	2,239,382	0.79
Virginia	14	2,159,131	0.76
Oklahoma	42	2,148,640	0.76
Massachusetts	12	2,144,429	0.76
Iowa	32	2,068,330	0.73
Louisiana	34	1,871,608	0.66
Minnesota	18	1,856,163	0.66
Kansas	28	1,790,410	0.63
New Jersey	15	1,570,073	0.55
Arkansas	18	1,477,987	0.52
Connecticut	14	1,460,394	0.52
North Carolina	16	1,345,430	0.48
New Mexico	15	1,184,115	0.42
Utah	14	1,079,268	0.38
Delaware	7	820,642	0.29
Kentucky	16	815,904	0.29
New Hampshire	6	723,997	0.26
Nebraska	7	649,757	0.23
Idaho	7	564,114	0.20
West Virginia	4	347,646	0.12
Maine	3	260,781	0.09
Alaska	3	208,286	0.07
Vermont	2	190,516	0.07
Montana	1	122,588	0.04
District of Columbia	1	118,970	0.04
Wyoming	2	102,065	0.04
South Dakota	1	101,047	0.04
Rhode Island	1	50,885	0.02
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,316	228,593,349	80.77
Investment	875	52,219,508	18.45
Second Home	21	2,208,701	0.78
Total:	**3,212**	**283,021,557**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,979	153,526,410	54.25
Stated	1,020	103,407,577	36.54
No Documentation	125	18,935,796	6.69
Limited/Lite	82	6,348,658	2.24
Alternative	6	803,118	0.28
Total:	**3,212**	**283,021,557**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	1,592	144,375,774	51.01
Refinance - Cashout	1,233	103,218,409	36.47
Refinance - Rate Term	387	35,427,374	12.52
Total:	**3,212**	**283,021,557**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,590	226,203,846	79.92
Condo	277	23,442,264	8.28
2-4 Family	206	17,614,786	6.22
PUD	130	15,110,635	5.34
Manufactured Housing	9	650,026	0.23
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
April 2004	10	718,207	0.36
May 2004	9	926,317	0.46
June 2004	9	850,189	0.43
July 2004	7	679,201	0.34
August 2004	19	1,391,150	0.70
September 2004	14	1,394,515	0.70
February 2005	5	515,118	0.26
March 2005	11	1,006,542	0.50
April 2005	18	2,681,180	1.34
May 2005	26	2,546,811	1.28
June 2005	68	5,620,135	2.82
July 2005	86	4,849,520	2.43
August 2005	300	20,455,172	10.25
September 2005	315	20,848,102	10.45
October 2005	343	23,119,201	11.59
November 2005	118	22,923,279	11.49
December 2005	208	36,586,977	18.34
January 2006	270	39,613,093	19.85
April 2006	1	220,536	0.11
May 2006	2	149,397	0.07
July 2006	5	261,909	0.13
August 2006	20	1,077,959	0.54
September 2006	44	2,992,849	1.50
October 2006	57	3,652,613	1.83
November 2006	3	384,908	0.19
December 2006	17	3,252,659	1.63
January 2007	5	572,136	0.29
December 2008	2	246,083	0.12
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	5	1,024,064	0.51
2.500 - 2.999	16	1,834,488	0.92
3.000 - 3.499	20	3,357,759	1.68
3.500 - 3.999	22	3,549,051	1.78
4.000 - 4.499	32	4,381,919	2.20
4.500 - 4.999	95	7,614,237	3.82
5.000 - 5.499	44	6,978,567	3.50
5.500 - 5.999	388	60,880,912	30.51
6.000 - 6.499	201	32,526,120	16.30
6.500 - 6.999	1,094	66,680,823	33.42
7.000 - 7.499	46	7,554,588	3.79
7.500 - 7.999	20	2,180,987	1.09
8.000 - 8.499	7	851,444	0.43
9.000 - 9.499	2	120,797	0.06
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	278,287	0.14
11.000 - 11.499	4	621,416	0.31
11.500 - 11.999	21	4,945,052	2.48
12.000 - 12.499	57	9,609,451	4.82
12.500 - 12.999	214	37,145,160	18.62
13.000 - 13.499	198	24,569,835	12.31
13.500 - 13.999	390	43,545,250	21.82
14.000 - 14.499	308	21,566,761	10.81
14.500 - 14.999	326	24,418,415	12.24
15.000 - 15.499	189	11,945,889	5.99
15.500 - 15.999	147	11,491,741	5.76
16.000 - 16.499	41	2,756,297	1.38
16.500 - 16.999	34	2,540,888	1.27
17.000 - 17.499	20	1,509,882	0.76
17.500 - 17.999	20	1,257,557	0.63
18.000 - 18.499	13	895,691	0.45
18.500 - 18.999	3	105,528	0.05
19.000 - 19.499	2	146,637	0.07
19.500 - 19.999	3	143,191	0.07
20.000 - 20.499	1	42,828	0.02
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	607,640	0.30
5.000 - 5.499	7	1,051,411	0.53
5.500 - 5.999	37	8,071,283	4.05
6.000 - 6.499	71	12,493,368	6.26
6.500 - 6.999	215	36,990,698	18.54
7.000 - 7.499	219	28,772,180	14.42
7.500 - 7.999	363	36,398,979	18.24
8.000 - 8.499	313	21,998,039	11.02
8.500 - 8.999	316	22,980,106	11.52
9.000 - 9.499	196	12,811,142	6.42
9.500 - 9.999	136	10,092,792	5.06
10.000 - 10.499	46	2,907,227	1.46
10.500 - 10.999	32	2,183,565	1.09
11.000 - 11.499	16	1,078,474	0.54
11.500 - 11.999	13	595,272	0.30
12.000 - 12.499	6	317,563	0.16
12.500 - 12.999	3	143,191	0.07
13.000 - 13.499	1	42,828	0.02
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000	1	98,312	0.05
1.000	8	1,018,970	0.51
1.500	24	3,988,920	2.00
2.000	1,094	62,339,942	31.24
3.000	865	132,089,614	66.20
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	740	58,874,299	20.80
6	3	691,443	0.24
12	81	10,709,624	3.78
24	1,511	148,616,659	52.51
36	877	64,129,532	22.66
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL			
Number of Mortgage Loans:	211	Index Type:	
Aggregate Principal Balance:	$69,911,500	6 Month LIBOR:	80.64%
Conforming Principal Balance Loans:	$1,498,912	Fixed Rate:	19.36%
Average Principal Balance:	$331,334	W.A. Initial Periodic Cap:	2.908%
Range:	$26,791 - $748,705	W.A. Subsequent Periodic Cap:	1.040%
W.A. Coupon:	7.288%	W.A. Lifetime Rate Cap:	6.132%
Range:	4.875% - 13.125%	Property Type:	
W.A. Gross Margin:	5.720%	Single Family:	77.70%
Range:	2.375% - 7.990%	PUD:	14.01%
W.A. Remaining Term (months):	349	Condo:	5.95%
Range:	119 – 358 months	2-4 Family:	2.34%
W.A. Seasoning: (months)	5	Occupancy Status:	
Latest Maturity Date:	January 1, 2034	Primary:	96.24%
State Concentration (Top 5):		Investment:	3.76%
California:	70.47%	Documentation Status:	
Illinois:	4.41%	Full:	53.80%
Texas:	3.38%	Stated:	37.05%
Florida:	2.49%	None:	6.96%
Nevada:	1.93%	Limited	2.18%
W.A. Combined Original LTV:	82.93%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Range:	27.08% - 100.00%	Loans with Prepay Penalties:	89.78%
First Liens:	95.17%	Loans with Primary Mortgage Insurance	5.07%
Second Liens:	4.83%		
Non-Balloon Loans:	96.90%		
Non-Zero W.A. FICO Score:	645		

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	71	13,537,774	19.36
ARM	140	56,373,726	80.64
Total:	**211**	**69,911,500**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	7	290,450	0.41
50,000.01 - 100,000.00	41	3,281,050	4.68
100,000.01 - 150,000.00	8	972,600	1.39
150,000.01 - 200,000.00	2	324,500	0.46
200,000.01 - 250,000.00	1	228,000	0.32
300,000.01 - 350,000.00	22	7,485,300	10.67
350,000.01 - 400,000.00	54	20,235,305	28.84
400,000.01 - 450,000.00	30	12,626,389	18.00
450,000.01 - 500,000.00	20	9,528,950	13.58
500,000.01 - 550,000.00	12	6,338,150	9.03
550,000.01 - 600,000.00	6	3,496,200	4.98
600,000.01 - 650,000.00	5	3,198,600	4.56
650,000.01 - 700,000.00	1	690,000	0.98
700,000.01 - 750,000.00	2	1,470,000	2.10
Total:	**211**	**70,165,494**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	7	277,830	0.40
50,000.01 - 100,000.00	41	3,242,996	4.64
100,000.01 - 150,000.00	9	1,105,757	1.58
150,000.01 - 200,000.00	1	172,047	0.25
200,000.01 - 250,000.00	1	221,747	0.32
300,000.01 - 350,000.00	22	7,451,809	10.66
350,000.01 - 400,000.00	54	20,172,401	28.85
400,000.01 - 450,000.00	30	12,596,762	18.02
450,000.01 - 500,000.00	21	10,008,783	14.32
500,000.01 - 550,000.00	11	5,821,303	8.33
550,000.01 - 600,000.00	6	3,489,647	4.99
600,000.01 - 650,000.00	5	3,194,728	4.57
650,000.01 - 700,000.00	1	688,946	0.99
700,000.01 - 750,000.00	2	1,466,742	2.10
Total:	**211**	**69,911,500**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	1	321,844	0.46
121 - 180	25	1,946,940	2.78
301 - 360	185	67,642,716	96.75
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	914,881	1.31
5.000 - 5.499	1	357,761	0.51
5.500 - 5.999	14	5,748,263	8.22
6.000 - 6.499	13	5,101,093	7.30
6.500 - 6.999	61	26,454,692	37.84
7.000 - 7.499	15	6,625,099	9.48
7.500 - 7.999	27	11,572,497	16.55
8.000 - 8.499	9	2,905,992	4.16
8.500 - 8.999	17	5,221,942	7.47
9.000 - 9.499	3	737,906	1.06
9.500 - 9.999	21	1,989,290	2.85
10.000 - 10.499	6	536,168	0.77
10.500 - 10.999	15	1,303,337	1.86
11.000 - 11.499	1	57,989	0.08
11.500 - 11.999	3	142,094	0.20
12.000 - 12.499	2	196,766	0.28
13.000 - 13.499	1	45,730	0.07
Total:	**211**	**69,911,500**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	1	649,123	0.93
50.01 - 55.00	1	43,416	0.06
55.01 - 60.00	1	408,935	0.58
60.01 - 65.00	5	1,874,575	2.68
65.01 - 70.00	7	3,422,068	4.89
70.01 - 75.00	12	3,986,760	5.70
75.01 - 80.00	62	23,534,974	33.66
80.01 - 85.00	28	10,598,344	15.16
85.01 - 90.00	42	16,602,861	23.75
90.01 - 95.00	13	4,910,864	7.02
95.00 – 100.00	39	3,879,580	5.55
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 499	3	232,661	0.33
500 – 524	1	363,320	0.52
525 – 549	10	2,888,292	4.13
550 – 574	15	5,585,605	7.99
575 – 599	8	3,512,688	5.02
600 – 624	31	10,773,124	15.41
625 – 649	40	13,049,887	18.67
650 – 674	42	14,029,605	20.07
675 – 699	26	9,310,492	13.32
700 – 724	9	2,098,979	3.00
725 – 749	14	5,057,507	7.23
750 – 774	10	2,167,715	3.10
775 - 799	2	841,624	1.20
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	147	49,268,852	70.47
Illinois	6	3,079,901	4.41
Texas	7	2,360,387	3.38
Florida	5	1,739,714	2.49
Nevada	7	1,347,843	1.93
Hawaii	2	1,224,693	1.75
Georgia	4	1,219,900	1.74
Colorado	3	1,030,017	1.47
Arizona	2	954,788	1.37
Washington	4	940,213	1.34
Maryland	3	903,625	1.29
Oregon	1	748,705	1.07
Michigan	2	739,777	1.06
Montana	1	534,636	0.76
Minnesota	1	529,649	0.76
New Jersey	1	428,128	0.61
Ohio	5	418,030	0.60
Connecticut	1	386,114	0.55
Massachusetts	1	383,114	0.55
District of Columbia	1	376,207	0.54
Pennsylvania	1	360,314	0.52
Virginia	1	356,176	0.51
Utah	1	351,362	0.50
North Carolina	1	93,953	0.13
Oklahoma	1	57,989	0.08
Missouri	1	39,377	0.06
Delaware	1	38,036	0.05
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	202	67,279,411	96.24
Investment	9	2,632,089	3.76
Total:	**211**	**69,911,500**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	106	37,615,554	53.80
Stated	87	25,903,856	37.05
No Documentation	12	4,867,961	6.96
Limited/Lite	6	1,524,129	2.18
Total:	**211**	**69,911,500**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	114	34,667,705	49.59
Refinance - Cashout	69	27,180,156	38.88
Refinance - Rate Term	28	8,063,639	11.53
Total:	**211**	**69,911,500**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	171	54,321,949	77.70
PUD	24	9,795,810	14.01
Condo	12	4,159,008	5.95
2-4 Family	4	1,634,733	2.34
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
April 2004	2	100,170	0.18
May 2004	2	151,942	0.27
June 2004	1	221,747	0.39
July 2004	1	89,026	0.16
August 2004	3	323,978	0.57
February 2005	1	333,113	0.59
April 2005	1	357,697	0.63
May 2005	1	360,314	0.64
June 2005	2	791,096	1.40
July 2005	3	1,215,592	2.16
August 2005	3	1,051,289	1.86
September 2005	4	1,663,157	2.95
October 2005	9	3,287,723	5.83
November 2005	18	7,776,688	13.79
December 2005	36	15,407,027	27.33
January 2006	40	17,287,763	30.67
October 2006	2	804,335	1.43
November 2006	1	500,000	0.89
December 2006	6	2,667,489	4.73
January 2007	3	1,334,456	2.37
January 2009	1	649,123	1.15
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	544,603	0.97
2.500 - 2.999	4	1,589,075	2.82
3.000 - 3.499	1	366,088	0.65
3.500 - 3.999	2	936,207	1.66
4.000 - 4.499	2	792,285	1.41
4.500 - 4.999	3	1,199,702	2.13
5.000 - 5.499	2	550,715	0.98
5.500 - 5.999	56	23,558,235	41.79
6.000 - 6.499	46	19,188,353	34.04
6.500 - 6.999	11	3,669,852	6.51
7.000 - 7.499	7	2,275,767	4.04
7.500 - 7.999	5	1,702,844	3.02
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	544,603	0.97
11.000 - 11.499	1	357,761	0.63
11.500 - 11.999	11	4,697,683	8.33
12.000 - 12.499	8	3,064,762	5.44
12.500 - 12.999	47	20,244,841	35.91
13.000 - 13.499	11	4,962,688	8.80
13.500 - 13.999	27	11,993,283	21.27
14.000 - 14.499	7	2,668,080	4.73
14.500 - 14.999	13	4,958,589	8.80
15.000 - 15.499	3	1,287,035	2.28
15.500 - 15.999	5	705,552	1.25
16.000 - 16.499	1	221,747	0.39
16.500 - 16.999	3	582,322	1.03
18.000 - 18.499	1	57,989	0.10
18.500 - 18.999	1	26,791	0.05
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	544,603	0.97
5.000 - 5.499	1	357,761	0.63
5.500 - 5.999	10	4,276,505	7.59
6.000 - 6.499	11	4,169,062	7.40
6.500 - 6.999	47	20,833,484	36.96
7.000 - 7.499	17	7,172,776	12.72
7.500 - 7.999	21	9,250,606	16.41
8.000 - 8.499	10	3,597,938	6.38
8.500 - 8.999	15	4,854,148	8.61
9.000 - 9.499	2	649,741	1.15
9.500 - 9.999	3	582,322	1.03
11.000 - 11.499	1	57,989	0.10
11.500 - 11.999	1	26,791	0.05
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	3	1,066,580	1.89
2.000	9	3,563,150	6.32
3.000	128	51,743,997	91.79
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	20	7,146,290	10.22
6	2	943,594	1.35
12	23	9,232,376	13.21
24	117	40,015,452	57.24
36	29	10,927,143	15.63
60	20	1,646,645	2.36
Total:	**211**	**69,911,500**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097

ABS Structuring

Bill Yeung	212-250-6893
David Haynie	212-250-4519

ABS Collateral

Steve Lumer	212-250-0115
Declan Brady	212-250-5158

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Depositor's Private Placement Memorandum, (the "PPM") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the final PPM and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the PPM relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

Deutsche Bank

Ace Securities Corp. (Depositor)

Ocwen Federal Bank FSB & Wells Home Mortgage, Inc. (Servicers)

Wells Fargo Bank, National Association (Master Servicer)

Home Equity Loan Trust, Series 2004-HE1

Class B Certificates

$8,823,000 *(Approximate)*

Subject to 5% variance

March 16, 2004

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S
B	$8,823,000	Float	4.43	37-87	0	ACT/360	Feb. 2034	Ba2 / BB

Placement Agent: Deutsche Bank Securities Inc.
Offering: 144A / Reg. S outside the United States
Book-entry form through DTC/Euroclear/Clearstream, Luxembourg in Same Day Funds
Expected Closing Date: On or about March 30, 2004
First Payment Date: April 25, 2004
The Class B Certificates will not be ERISA eligible

Although the Class B Certificates will not be publicly offered, the term sheet relating to the publicly offered classes of certificates has been attached hereto as Appendix A because the certificate principal balances, structure, collateral, rights, risks and other characteristics of the publicly offered certificates affect the certificate principal balance, structure, collateral, rights, risks and other characteristics of the Class B Certificates.

Appendix A

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$350,816,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-HE1

Ace Securities Corp
(Depositor)

Deutsche Bank

March 16, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED March 16, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-HE1
$350,816,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	199,955,000	Float	1.94	1 - 87	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-2A	34,970,000	Float	1.00	1 - 27	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-2B	19,911,000	Float	4.53	27 - 87	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-3	22,217,000	Float	5.88	46 - 87	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
M-1	24,352,000	Float	4.99	41 - 87	0	ACT/360	Feb. 2034	Aa2 / AA /AA
M-2	20,294,000	Float	4.90	39 - 87	0	ACT/360	Feb. 2034	A2 / AA / A
M-3	5,294,000	Float	4.87	38 - 87	0	ACT/360	Feb. 2034	A3 / A / A-
M-4	5,294,000	Float	4.86	38 - 87	0	ACT/360	Feb. 2034	Baa1 / A- / BBB+
M-5	5,294,000	Float	4.86	38 - 87	0	ACT/360	Feb. 2034	Baa2 / BBB+ / BBB
M-6	4,412,000	Float	4.84	37 - 87	0	ACT/360	Feb. 2034	Baa3 / BBB- / BBB-
B	8,823,000	Float			* Not Offered *			
Total	**350,816,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates:

The Class A-1 Certificates, Class A-2A Certificates, Class A-2B Certificates and the Class A-3 Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"), and the Class B Certificates (the "Subordinate Certificates"). Together the Senior Certificates and the Mezzanine Certificates are the "Offered Certificates." The Class A-1 and Class A-3 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2A and Class A-2B Certificates are backed by fixed and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and the Subordinate Certificates are backed by all of the mortgage loans. The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2A Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.The pass-through rate on the Class A-3 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,423 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $352,933,057 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 3,212 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $283,021,557 and the Group II Mortgage Loans will represent approximately 211 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $69,911,500.

Class A Certificates: Class A-1, Class A-2A, Class A-2B and Class A-3 Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

Class B Certificates Class B Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principle Balance ($)	% of Aggregate Remaining Principal Balance
People's Choice Home Loan, Inc.	140,883,510	39.92
Ameriquest Mortgage Compnay	86,204,485	24.43
Oakmont Mortgage	40,975,871	11.61
Novastar Mortgage, Inc.	25,044,222	7.10
Wells Fargo Home Mortgage, Inc.	23,916,747	6.78
Other	35,908,222	10.17
Total	**352,933,057**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Primary servicing will be provided by Ocwen Federal Bank FSB (93.22% of the mortgage loans) and Wells Fargo Home Mortgage, Inc. (6.78% of the mortgage loans)

Trustee: HSBC Bank USA

Custodian: Wells Fargo Bank Minnesota, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: March 1, 2004

Expected Pricing: Week of March 15, 2004

Expected Closing Date: On or about March 30, 2004

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in April 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the related Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Trustee, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.524% for the Mortgage Loans.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to such Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If the related Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates and ninth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates).

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 0.60% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 1.20% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Transaction Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in April 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than 43.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A	Aaa / AAA / AAA	21.50%	43.00%
M-1	Aa2 / AA /AA	14.60%	29.20%
M-2	A2 / AA / A	8.85%	17.70%
M-3	A3 / A / A-	7.35%	14.70%
M-4	Baa1 / A- / BBB+	5.85%	11.70%
M-5	Baa2 / BBB+ / BBB	4.35%	8.70%
M-6	Baa3 / BBB- / BBB-	3.10%	6.20%
B	Not Offered	0.60%	1.20%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificatesand the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 and Class A-3 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2A and A-2B Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificates: For the Class B Certificates the per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-HE1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement:

On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement:

On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount:

For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the related Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount:

All principal distributions to the holders of the Class A Certificates on any Distribution Date will be allocated concurrently between the Class A-1 and Class A-3 Certificates (collectively, the "Group I Class A Certificates"), on the one hand, and the Class A-2A and Class A-2B Certificates (the "Group II Class A Certificates"), on the other hand, based on the Class A Principal Allocation Percentage for the Group I Class A Certificates and the Group II Class A Certificates, as applicable. The Group I Class A Certificates and the Group II Class A Certificates are each a "Class A Certificate Group."

However, if the Certificate Principal Balances of the Class A Certificates in either Class A Certificate Group are reduced to zero, then the remaining amount of principal distributions distributable to the Class A Certificates in such Class A Certificate Group on that Distribution Date, and the amount of those principal distributions distributable to such Class A Certificates on all subsequent Distribution Dates, will be distributed to the holders of the Class A Certificates in the other Class A Certificate Group remaining outstanding, in accordance with the principal distribution allocations described herein, until their Certificate Principal Balances have been reduced to zero. Any payments of principal to the Group I Class A Certificates will be made first from payments relating to the Group I Mortgage Loans, and any payments of principal to the Group II Class A Certificates will be made first from payments relating to the Group II Mortgage Loans.

For the first 36 Distribution Dates, any principal distributions allocated to the Group I Class A Certificates will be distributed sequentially, first to the Class A-1 Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-3 Certificates, until

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Continued):	their Certificate Principal Balance has been reduced to zero. Beginning on the 37th Distribution Date, principal distributions allocated to the Group I Class A Certificates will be distributed *pro rata* between the Class A-1 and Class A-3 Certificates, until the Certificate Principal Balances of the Class A-1 Certificates and Class A-3 Certificates have been reduced to zero. Notwithstanding the foregoing, in the event that a Trigger Event is in effect, principal distributions to the Group I Class A Certificates will be allocated first to the Class A-1 Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-3 Certificates, until their Certificate Principal Balance has been reduced to zero. Any principal distributions allocated to the Group II Class A Certificates will be allocated sequentially, first to the Class A-2A Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-2B Certificates until their Certificate Principal Balance has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 29.20% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 17.70% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 14.70% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 11.70% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 8.70% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 6.20% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.
Class B Principal Distribution Amount:	The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates until it reaches a 1.20% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B Certificates until the Certificate Principal Balance of such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certifiactes will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 38.50% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
April 2007 to March 2008	3.00%, plus 1/12th of 1.75% for each month thereafter
April 2008 to March 2009	4.75%, plus 1/12th of 1.25% for each month thereafter
April 2009 and thereafter	6.00%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date , then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Subordinate Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Subordinate Certificates.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible..

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1	Avg Life	17.64	4.11	1.94	1.26	0.93
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	Jun-06
A-2A	Avg Life	13.34	1.89	1.00	0.78	0.58
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
A-2B	Avg Life	25.73	8.77	4.53	3.13	1.89
	First Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	Dec-06
A-3	Avg Life	18.38	7.36	5.88	5.53	2.52
	First Payment Date	Apr-07	Apr-07	Jan-08	Jan-09	Jun-06
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	Jan-07
M-1	Avg Life	25.70	8.83	4.99	4.66	4.00
	First Payment Date	Jun-25	Jun-08	Aug-07	Jan-08	Jan-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-2	Avg Life	25.70	8.83	4.90	4.26	3.94
	First Payment Date	Jun-25	Jun-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-3	Avg Life	25.70	8.83	4.87	4.13	3.62
	First Payment Date	Jun-25	Jun-08	May-07	Jul-07	Aug-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-4	Avg Life	25.70	8.83	4.86	4.10	3.51
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	Jun-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-5	Avg Life	25.70	8.83	4.86	4.06	3.44
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	May-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
M-6	Avg Life	25.70	8.83	4.84	4.03	3.38
	First Payment Date	Jun-25	Jun-08	Apr-07	May-07	Apr-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08
B	Avg Life	25.33	8.09	4.43	3.71	3.14
	First Payment Date	Jun-25	Jun-08	Apr-07	Apr-07	Feb-07
	Last Payment Date	Jun-32	Jul-17	Jun-11	Nov-09	May-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	17.68	4.40	2.07	1.27	0.93
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Oct-33	Feb-30	Jul-20	Mar-17	Jun-06
A-2A	Avg Life	13.34	1.89	1.00	0.78	0.58
	First Payment Date	Apr-04	Apr-04	Apr-04	Apr-04	Apr-04
	Last Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
A-2B	Avg Life	25.89	9.62	5.07	3.55	1.89
	First Payment Date	Jul-25	Jun-08	Jun-06	Dec-05	Jun-05
	Last Payment Date	Oct-33	Nov-29	Feb-20	Nov-16	Dec-06
A-3	Avg Life	18.43	7.99	6.82	7.14	2.52
	First Payment Date	Apr-07	Apr-07	Jan-08	Jan-09	Jun-06
	Last Payment Date	Oct-33	Feb-30	Jul-20	Mar-17	Jan-07
M-1	Avg Life	25.83	9.66	5.52	5.08	5.71
	First Payment Date	Jun-25	Jun-08	Aug-07	Jan-08	Jan-07
	Last Payment Date	Oct-33	Jun-27	Feb-18	Feb-15	Nov-13
M-2	Avg Life	25.83	9.59	5.39	4.64	4.25
	First Payment Date	Jun-25	Jun-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Aug-33	Nov-25	Nov-16	Feb-14	Aug-11
M-3	Avg Life	25.82	9.51	5.30	4.47	3.87
	First Payment Date	Jun-25	Jun-08	May-07	Jul-07	Aug-07
	Last Payment Date	Jun-33	Sep-23	May-15	Dec-12	Sep-10
M-4	Avg Life	25.81	9.44	5.24	4.40	3.74
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	Jun-07
	Last Payment Date	May-33	Nov-22	Oct-14	Jul-12	May-10
M-5	Avg Life	25.80	9.33	5.17	4.31	3.63
	First Payment Date	Jun-25	Jun-08	May-07	Jun-07	May-07
	Last Payment Date	Mar-33	Oct-21	Feb-14	Dec-11	Dec-09
M-6	Avg Life	25.77	9.15	5.04	4.18	3.50
	First Payment Date	Jun-25	Jun-08	Apr-07	May-07	Apr-07
	Last Payment Date	Jan-33	Apr-20	Mar-13	Mar-11	May-09
B	Avg Life	25.34	8.12	4.44	3.72	3.15
	First Payment Date	Jun-25	Jun-08	Apr-07	Apr-07	Feb-07
	Last Payment Date	Sep-32	Sep-18	Feb-12	May-10	Oct-08

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
5/25/2004	276,366,000	7.41	9.00
6/25/2004	269,777,000	7.18	9.00
7/25/2004	263,251,000	7.42	9.00
8/25/2004	256,787,000	7.18	9.00
9/25/2004	250,382,000	7.18	9.00
10/25/2004	244,036,000	7.42	9.00
11/25/2004	237,760,000	7.18	9.00
12/25/2004	231,571,000	7.42	9.00
1/25/2005	225,530,000	7.19	9.00
2/25/2005	219,643,000	7.19	9.00
3/25/2005	213,910,000	7.96	9.00
4/25/2005	208,327,000	7.19	9.00
5/25/2005	202,889,000	7.43	9.00
6/25/2005	197,594,000	7.19	9.00
7/25/2005	192,436,000	7.43	9.00
8/25/2005	187,413,000	7.19	9.00
9/25/2005	182,521,000	7.51	9.00
10/25/2005	177,763,000	7.84	9.00
11/25/2005	173,132,000	7.59	9.00
12/25/2005	168,620,000	9.00	9.00
1/25/2006	164,249,000	8.79	9.00
2/25/2006	159,993,000	8.83	9.00
3/25/2006	155,847,000	9.00	9.00
4/25/2006	151,811,000	8.99	9.00
5/25/2006	147,879,000	9.00	9.00

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
5/25/2004	68,196,000	6.77	9.00
6/25/2004	66,505,000	6.55	9.00
7/25/2004	64,836,000	6.81	9.00
8/25/2004	63,191,000	6.59	9.00
9/25/2004	61,567,000	6.59	9.00
10/25/2004	59,964,000	6.81	9.00
11/25/2004	58,383,000	6.59	9.00
12/25/2004	56,836,000	6.81	9.00
1/25/2005	55,326,000	6.63	9.00
2/25/2005	53,853,000	6.63	9.00
3/25/2005	52,420,000	7.35	9.00
4/25/2005	51,025,000	6.64	9.00
5/25/2005	49,668,000	6.86	9.00
6/25/2005	48,346,000	6.64	9.00
7/25/2005	47,059,000	6.88	9.00
8/25/2005	45,807,000	6.65	9.00
9/25/2005	44,588,000	6.66	9.00
10/25/2005	43,402,000	6.90	9.00
11/25/2005	42,247,000	6.70	9.00
12/25/2005	41,123,000	8.31	9.00
1/25/2006	40,036,000	8.54	9.00
2/25/2006	38,980,000	8.56	9.00
3/25/2006	37,952,000	9.00	9.00
4/25/2006	36,950,000	8.58	9.00
5/25/2006	35,975,000	8.87	9.00

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.91
25	4/25/2006	9.00
26	5/25/2006	9.29
27	6/25/2006	9.40
28	7/25/2006	9.75
29	8/25/2006	9.45
30	9/25/2006	9.57
31	10/25/2006	9.99
32	11/25/2006	9.67
33	12/25/2006	10.43
34	1/25/2007	10.13
35	2/25/2007	10.14
36	3/25/2007	11.37
37	4/25/2007	10.32
38	5/25/2007	10.66
39	6/25/2007	10.73
40	7/25/2007	11.12
41	8/25/2007	10.77
42	9/25/2007	10.80
43	10/25/2007	11.21
44	11/25/2007	10.85
45	12/25/2007	11.37

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	11.00
47	2/25/2008	10.99
48	3/25/2008	11.75
49	4/25/2008	11.01
50	5/25/2008	11.37
51	6/25/2008	11.02
52	7/25/2008	11.38
53	8/25/2008	11.01
54	9/25/2008	11.01
55	10/25/2008	11.38
56	11/25/2008	11.01
57	12/25/2008	11.37
58	1/25/2009	11.00
59	2/25/2009	10.99
60	3/25/2009	12.17
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.97
64	7/25/2009	11.33
65	8/25/2009	10.96
66	9/25/2009	10.96
67	10/25/2009	11.32
68	11/25/2009	10.95
69	12/25/2009	11.31
70	1/25/2010	10.94
71	2/25/2010	10.93
72	3/25/2010	12.10
73	4/25/2010	10.92
74	5/25/2010	11.28
75	6/25/2010	10.91
76	7/25/2010	11.27
77	8/25/2010	10.90
78	9/25/2010	10.90
79	10/25/2010	11.25
80	11/25/2010	10.88
81	12/25/2010	11.24
82	1/25/2011	10.87
83	2/25/2011	10.87
84	3/25/2011	12.03
85	4/25/2011	10.86
86	5/25/2011	11.22
87	6/25/2011	10.85
88	7/25/2011	11.20

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.48
25	4/25/2006	9.00
26	5/25/2006	9.00
27	6/25/2006	9.04
28	7/25/2006	9.52
29	8/25/2006	9.22
30	9/25/2006	9.22
31	10/25/2006	9.54
32	11/25/2006	9.33
33	12/25/2006	10.12
34	1/25/2007	10.06
35	2/25/2007	10.08
36	3/25/2007	11.16
37	4/25/2007	10.09
38	5/25/2007	10.46
39	6/25/2007	10.58
40	7/25/2007	11.14
41	8/25/2007	10.79
42	9/25/2007	10.78
43	10/25/2007	11.15
44	11/25/2007	10.81
45	12/25/2007	11.21

Class A-2 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	10.94
47	2/25/2008	10.94
48	3/25/2008	11.69
49	4/25/2008	10.93
50	5/25/2008	11.32
51	6/25/2008	10.96
52	7/25/2008	11.35
53	8/25/2008	10.99
54	9/25/2008	10.98
55	10/25/2008	11.34
56	11/25/2008	10.97
57	12/25/2008	11.34
58	1/25/2009	10.97
59	2/25/2009	10.99
60	3/25/2009	12.16
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.98
64	7/25/2009	11.34
65	8/25/2009	10.98
66	9/25/2009	10.97
67	10/25/2009	11.33
68	11/25/2009	10.96
69	12/25/2009	11.32
70	1/25/2010	10.95
71	2/25/2010	10.96
72	3/25/2010	12.12
73	4/25/2010	10.95
74	5/25/2010	11.31
75	6/25/2010	10.94
76	7/25/2010	11.29
77	8/25/2010	10.93
78	9/25/2010	10.93
79	10/25/2010	11.29
80	11/25/2010	10.92
81	12/25/2010	11.28
82	1/25/2011	10.91
83	2/25/2011	10.90
84	3/25/2011	12.07
85	4/25/2011	10.89
86	5/25/2011	11.25
87	6/25/2011	10.88
88	7/25/2011	11.24

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-3 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.91
25	4/25/2006	9.00
26	5/25/2006	9.29
27	6/25/2006	9.40
28	7/25/2006	9.75
29	8/25/2006	9.45
30	9/25/2006	9.57
31	10/25/2006	9.99
32	11/25/2006	9.67
33	12/25/2006	10.43
34	1/25/2007	10.13
35	2/25/2007	10.14
36	3/25/2007	11.37
37	4/25/2007	10.32
38	5/25/2007	10.66
39	6/25/2007	10.73
40	7/25/2007	11.12
41	8/25/2007	10.77
42	9/25/2007	10.80
43	10/25/2007	11.21
44	11/25/2007	10.85
45	12/25/2007	11.37

Class A-3 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	11.00
47	2/25/2008	10.99
48	3/25/2008	11.75
49	4/25/2008	11.01
50	5/25/2008	11.37
51	6/25/2008	11.02
52	7/25/2008	11.38
53	8/25/2008	11.01
54	9/25/2008	11.01
55	10/25/2008	11.38
56	11/25/2008	11.01
57	12/25/2008	11.37
58	1/25/2009	11.00
59	2/25/2009	10.99
60	3/25/2009	12.17
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.97
64	7/25/2009	11.33
65	8/25/2009	10.96
66	9/25/2009	10.96
67	10/25/2009	11.32
68	11/25/2009	10.95
69	12/25/2009	11.31
70	1/25/2010	10.94
71	2/25/2010	10.93
72	3/25/2010	12.10
73	4/25/2010	10.92
74	5/25/2010	11.28
75	6/25/2010	10.91
76	7/25/2010	11.27
77	8/25/2010	10.90
78	9/25/2010	10.90
79	10/25/2010	11.25
80	11/25/2010	10.88
81	12/25/2010	11.24
82	1/25/2011	10.87
83	2/25/2011	10.87
84	3/25/2011	12.03
85	4/25/2011	10.86
86	5/25/2011	11.22
87	6/25/2011	10.85
88	7/25/2011	11.20

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	4/25/2004	-
2	5/25/2004	9.00
3	6/25/2004	9.00
4	7/25/2004	9.00
5	8/25/2004	9.00
6	9/25/2004	9.00
7	10/25/2004	9.00
8	11/25/2004	9.00
9	12/25/2004	9.00
10	1/25/2005	9.00
11	2/25/2005	9.00
12	3/25/2005	9.00
13	4/25/2005	9.00
14	5/25/2005	9.00
15	6/25/2005	9.00
16	7/25/2005	9.00
17	8/25/2005	9.00
18	9/25/2005	9.00
19	10/25/2005	9.00
20	11/25/2005	9.00
21	12/25/2005	9.00
22	1/25/2006	9.00
23	2/25/2006	9.00
24	3/25/2006	9.83
25	4/25/2006	9.00
26	5/25/2006	9.23
27	6/25/2006	9.33
28	7/25/2006	9.70
29	8/25/2006	9.40
30	9/25/2006	9.50
31	10/25/2006	9.90
32	11/25/2006	9.60
33	12/25/2006	10.37
34	1/25/2007	10.11
35	2/25/2007	10.13
36	3/25/2007	11.33
37	4/25/2007	10.28
38	5/25/2007	10.62
39	6/25/2007	10.70
40	7/25/2007	11.12
41	8/25/2007	10.77
42	9/25/2007	10.80
43	10/25/2007	11.20
44	11/25/2007	10.84
45	12/25/2007	11.33

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	1/25/2008	10.99
47	2/25/2008	10.98
48	3/25/2008	11.74
49	4/25/2008	10.99
50	5/25/2008	11.36
51	6/25/2008	11.01
52	7/25/2008	11.38
53	8/25/2008	11.01
54	9/25/2008	11.00
55	10/25/2008	11.37
56	11/25/2008	11.00
57	12/25/2008	11.36
58	1/25/2009	10.99
59	2/25/2009	10.99
60	3/25/2009	12.17
61	4/25/2009	10.98
62	5/25/2009	11.34
63	6/25/2009	10.97
64	7/25/2009	11.33
65	8/25/2009	10.97
66	9/25/2009	10.96
67	10/25/2009	11.32
68	11/25/2009	10.95
69	12/25/2009	11.31
70	1/25/2010	10.94
71	2/25/2010	10.94
72	3/25/2010	12.10
73	4/25/2010	10.93
74	5/25/2010	11.28
75	6/25/2010	10.92
76	7/25/2010	11.27
77	8/25/2010	10.91
78	9/25/2010	10.90
79	10/25/2010	11.26
80	11/25/2010	10.89
81	12/25/2010	11.25
82	1/25/2011	10.88
83	2/25/2011	10.88
84	3/25/2011	12.04
85	4/25/2011	10.87
86	5/25/2011	11.22
87	6/25/2011	10.85
88	7/25/2011	11.21

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	591	1.0900	1.1500	591	45	549	4.0729	4.2141	410
2	570	1.1107	1.1833	568	46	543	4.1314	4.2479	390
3	564	1.1276	1.2176	560	47	544	4.1938	4.2823	385
4	569	1.1455	1.2567	563	48	556	4.2498	4.3172	414
5	563	1.1847	1.3141	553	49	544	4.1786	4.3486	390
6	562	1.2274	1.3749	548	50	551	4.2334	4.4006	401
7	567	1.2812	1.4415	548	51	545	4.2848	4.4536	390
8	560	1.3241	1.5326	536	52	551	4.3349	4.5031	403
9	565	1.3623	1.6230	538	53	546	4.3872	4.5570	382
10	559	1.4722	1.7229	519	54	546	4.4378	4.6048	380
11	558	1.5593	1.8205	510	55	552	4.4867	4.6509	394
12	573	1.6403	1.9118	522	56	547	4.5361	4.6728	372
13	556	1.8009	2.0022	483	57	553	4.5842	4.6938	395
14	560	1.8776	2.0773	482	58	547	4.6356	4.7130	374
15	554	1.9529	2.1523	465	59	548	4.6817	4.7302	370
16	558	2.0303	2.2307	465	60	566	4.7244	4.7478	422
17	551	2.1060	2.3047	447	61	548	4.6152	4.7650	380
18	550	2.1840	2.3798	438	62	555	4.6574	4.8076	394
19	555	2.2586	2.4539	442	63	549	4.6980	4.8466	378
20	548	2.3308	2.5445	423	64	556	4.7377	4.8858	394
21	555	2.4073	2.6377	468	65	550	4.7779	4.9273	373
22	549	2.4807	2.7385	459	66	551	4.8178	4.9647	371
23	548	2.5527	2.8275	451	67	557	4.8581	5.0006	387
24	564	2.6227	2.9253	478	68	551	4.8953	5.0208	365
25	545	2.8013	3.0201	426	69	558	4.9320	5.0374	388
26	550	2.8810	3.0978	429	70	552	4.9713	5.0549	368
27	542	2.9632	3.1767	430	71	553	5.0070	5.0718	365
28	547	3.0412	3.2583	437	72	571	5.0402	5.0863	419
29	539	3.1170	3.3322	416	73	554	4.9688	5.1022	371
30	538	3.1970	3.4145	411	74	560	4.9999	5.1354	387
31	543	3.2733	3.4874	420	75	555	5.0322	5.1663	371
32	535	3.3484	3.5355	398	76	561	5.0655	5.1972	388
33	540	3.4251	3.5842	422	77	556	5.0957	5.2295	367
34	532	3.4996	3.6325	402	78	557	5.1268	5.2591	366
35	530	3.5780	3.6757	393	79	563	5.1577	5.2868	384
36	548	3.6500	3.7201	432	80	558	5.1871	5.2869	362
37	526	3.5706	3.7611	394	81	564	5.2160	5.2859	384
38	539	3.6336	3.8235	408	82	559	5.2461	5.2844	363
39	536	3.6994	3.8899	403	83	560	5.2742	5.2812	361
40	544	3.7625	3.9512	416	84	578	5.3000	5.2777	417
41	539	3.8249	4.0130	396	85	561	5.1584	5.2774	375
42	541	3.8883	4.0783	395	86	568	5.1818	5.2995	392
43	548	3.9499	4.1355	407	87	562	5.2062	5.3235	373
44	542	4.0136	4.1743	385	88	NA	5.2303	5.3478	391

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,423	Index Type:	
Aggregate Principal Balance:	$352,933,057	6 Month LIBOR:	72.51%
Conforming Principal Balance Loans:	$284,520,469	Fixed Rate:	27.49%
Average Principal Balance:	$103,106	W.A. Initial Periodic Cap:	2.704%
Range:	$14,667 - $748,705	W.A. Subsequent Periodic Cap:	1.038%
W.A. Coupon:	7.808%	W.A. Lifetime Rate Cap:	6.145%
Range:	4.500% - 13.125%	Property Type:	
W.A. Gross Margin:	5.847%	Single Family:	79.48%
Range:	2.125% - 9.000%	Condo:	7.82%
W.A. Remaining Term (months):	345	PUD:	7.06%
Range:	114 – 358 months	2-4 Family:	5.45%
W.A. Seasoning: (months)	6	Manufactured Home:	0.18%
Latest Maturity Date:	January 2, 2034	Occupancy Status:	
State Concentration (Top Five):		Primary:	83.83%
California:	40.61%	Investment:	15.54%
Florida:	7.59%	Second Home:	0.63%
Illinois:	4.75%	Documentation Status:	
Michigan:	4.08%	Full:	54.16%
Ohio:	4.03%	Stated:	36.64%
W.A. Original Combined LTV:	81.95%	None:	6.74%
Range:	9.55% - 100.00%	Limited:	2.23%
First Liens:	95.62%	Alt:	0.23%
Second Liens:	4.38%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Non-Balloon Loans:	98.03%	Loans with Prepay Penalties:	81.29%
Non-Zero W.A. FICO Score:	633	Loans with Primary Mortgage Insurance	4.32%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,291	97,023,574	27.49
ARM	2,132	255,909,484	72.51
Total:	**3,423**	**352,933,057**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	998	42,613,625	12.01
50,000.01 - 100,000.00	1,428	87,651,221	24.71
100,000.01 - 150,000.00	305	37,720,273	10.63
150,000.01 - 200,000.00	215	37,481,650	10.56
200,000.01 - 250,000.00	155	34,988,942	9.86
250,000.01 - 300,000.00	116	31,760,575	8.95
300,000.01 - 350,000.00	71	22,991,797	6.48
350,000.01 - 400,000.00	57	21,335,915	6.01
400,000.01 - 450,000.00	31	13,051,389	3.68
450,000.01 - 500,000.00	21	9,994,450	2.82
500,000.01 - 550,000.00	12	6,338,150	1.79
550,000.01 - 600,000.00	6	3,496,200	0.99
600,000.01 - 650,000.00	5	3,198,600	0.90
650,000.01 - 700,000.00	1	690,000	0.19
700,000.01 - 750,000.00	2	1,470,000	0.41
Total:	**3,423**	**354,782,787**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,019	43,393,170	12.30
50,000.01 - 100,000.00	1,410	86,324,519	24.46
100,000.01 - 150,000.00	307	37,881,019	10.73
150,000.01 - 200,000.00	212	36,959,938	10.47
200,000.01 - 250,000.00	155	34,903,076	9.89
250,000.01 - 300,000.00	115	31,465,965	8.92
300,000.01 - 350,000.00	70	22,598,478	6.40
350,000.01 - 400,000.00	57	21,270,884	6.03
400,000.01 - 450,000.00	31	13,001,582	3.68
450,000.01 - 500,000.00	22	10,473,062	2.97
500,000.01 - 550,000.00	11	5,821,303	1.65
550,000.01 - 600,000.00	6	3,489,647	0.99
600,000.01 - 650,000.00	5	3,194,728	0.91
650,000.01 - 700,000.00	1	688,946	0.20
700,000.01 - 750,000.00	2	1,466,742	0.42
Total:	**3,423**	**352,933,057**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	18	1,679,317	0.48
121 - 180	241	15,365,748	4.35
181 - 240	33	1,826,050	0.52
241 - 300	47	4,111,332	1.16
301 - 360	3,084	329,950,611	93.49
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	8	2,316,431	0.66
5.000 - 5.499	10	1,545,093	0.44
5.500 - 5.999	82	18,478,187	5.24
6.000 - 6.499	107	19,972,238	5.66
6.500 - 6.999	405	81,287,318	23.03
7.000 - 7.499	277	36,069,472	10.22
7.500 - 7.999	551	61,353,028	17.38
8.000 - 8.499	442	30,254,306	8.57
8.500 - 8.999	530	40,610,916	11.51
9.000 - 9.499	294	18,651,902	5.28
9.500 - 9.999	318	20,213,679	5.73
10.000 - 10.499	112	6,824,207	1.93
10.500 - 10.999	144	8,362,586	2.37
11.000 - 11.499	62	3,094,248	0.88
11.500 - 11.999	52	2,460,947	0.70
12.000 - 12.499	19	1,065,160	0.30
12.500 - 12.999	8	284,782	0.08
13.000 - 13.499	2	88,558	0.03
Total:	**3,423**	**352,933,057**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	108	7,996,439	2.27
50.01 - 55.00	39	3,493,014	0.99
55.01 - 60.00	62	5,192,542	1.47
60.01 - 65.00	100	10,319,818	2.92
65.01 - 70.00	151	17,264,778	4.89
70.01 - 75.00	242	22,439,952	6.36
75.01 - 80.00	775	113,676,176	32.21
80.01 - 85.00	432	43,814,850	12.41
85.01 - 90.00	930	82,312,635	23.32
90.01 - 95.00	304	30,198,894	8.56
95.00 – 100.00	280	16,223,958	4.60
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 499	13	840,142	0.24
500 - 524	136	9,440,593	2.67
525 - 549	323	25,077,793	7.11
550 - 574	382	32,556,548	9.22
575 - 599	373	32,530,834	9.22
600 - 624	513	52,634,687	14.91
625 - 649	570	61,931,033	17.55
650 - 674	460	53,800,778	15.24
675 - 699	285	36,345,293	10.30
700 - 724	176	18,664,948	5.29
725 - 749	108	15,811,010	4.48
750 - 774	61	9,704,196	2.75
775 - 799	18	3,041,478	0.86
Greater than or equal to 800	5	553,725	0.16
Total:	**3,423**	**352,933,057**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	728	143,313,310	40.61
Florida	322	26,776,123	7.59
Illinois	177	16,762,890	4.75
Michigan	242	14,391,827	4.08
Ohio	242	14,236,908	4.03
Indiana	218	11,270,035	3.19
Missouri	205	10,939,431	3.10
Texas	140	10,874,395	3.08
Nevada	68	8,114,682	2.30
Hawaii	39	7,376,908	2.09
Georgia	54	6,493,215	1.84
Washington	47	5,975,300	1.69
Colorado	49	5,873,072	1.66
Tennessee	98	5,731,706	1.62
Arizona	61	5,545,678	1.57
Pennsylvania	68	5,150,604	1.46
Maryland	50	4,809,461	1.36
Alabama	77	3,843,406	1.09

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Wisconsin	59	3,508,028	0.99
Oregon	24	3,449,554	0.98
New York	29	2,967,538	0.84
Massachusetts	13	2,527,543	0.72
South Carolina	38	2,521,064	0.71
Virginia	15	2,515,307	0.71
Minnesota	19	2,385,812	0.68
Mississippi	44	2,239,382	0.63
Oklahoma	43	2,206,630	0.63
Iowa	32	2,068,330	0.59
New Jersey	16	1,998,201	0.57
Louisiana	34	1,871,608	0.53
Connecticut	15	1,846,508	0.52
Kansas	28	1,790,410	0.51
Arkansas	18	1,477,987	0.42
North Carolina	17	1,439,383	0.41
Utah	15	1,430,630	0.41
New Mexico	15	1,184,115	0.34
Delaware	8	858,678	0.24
Kentucky	16	815,904	0.23
New Hampshire	6	723,997	0.21
Montana	2	657,224	0.19
Nebraska	7	649,757	0.18
Idaho	7	564,114	0.16
District of Columbia	2	495,177	0.14
West Virginia	4	347,646	0.10
Maine	3	260,781	0.07
Alaska	3	208,286	0.06
Vermont	2	190,516	0.05
Wyoming	2	102,065	0.03
South Dakota	1	101,047	0.03
Rhode Island	1	50,885	0.01
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,518	295,872,760	83.83
Investment	884	54,851,596	15.54
Second Home	21	2,208,701	0.63
Total:	**3,423**	**352,933,057**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	2,085	191,141,964	54.16
Stated	1,107	129,311,433	36.64
No Documentation	137	23,803,757	6.74
Limited/Lite	88	7,872,786	2.23
Alternative	6	803,118	0.23
Total:	**3,423**	**352,933,057**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	1,706	179,043,479	50.73
Refinance - Cashout	1,302	130,398,565	36.95
Refinance - Rate Term	415	43,491,013	12.32
Total:	**3,423**	**352,933,057**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,761	280,525,795	79.48
Condo	289	27,601,271	7.82
PUD	154	24,906,445	7.06
2-4 Family	210	19,249,519	5.45
Manufactured Housing	9	650,026	0.18
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
April 2004	12	818,377	0.32
May 2004	11	1,078,258	0.42
June 2004	10	1,071,936	0.42
July 2004	8	768,227	0.30
August 2004	22	1,715,129	0.67
September 2004	14	1,394,515	0.54
February 2005	6	848,232	0.33
March 2005	11	1,006,542	0.39
April 2005	19	3,038,877	1.19
May 2005	27	2,907,125	1.14
June 2005	70	6,411,231	2.51
July 2005	89	6,065,112	2.37
August 2005	303	21,506,461	8.40
September 2005	319	22,511,259	8.80
October 2005	352	26,406,924	10.32
November 2005	136	30,699,967	12.00
December 2005	244	51,994,004	20.32
January 2006	310	56,900,856	22.23
April 2006	1	220,536	0.09
May 2006	2	149,397	0.06
July 2006	5	261,909	0.10
August 2006	20	1,077,959	0.42
September 2006	44	2,992,849	1.17
October 2006	59	4,456,948	1.74
November 2006	4	884,908	0.35
December 2006	23	5,920,148	2.31
January 2007	8	1,906,592	0.75
December 2008	2	246,083	0.10
January 2009	1	649,123	0.25
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	6	1,568,667	0.61
2.500 - 2.999	20	3,423,563	1.34
3.000 - 3.499	21	3,723,847	1.46
3.500 - 3.999	24	4,485,258	1.75
4.000 - 4.499	34	5,174,204	2.02
4.500 - 4.999	98	8,813,939	3.44
5.000 - 5.499	46	7,529,283	2.94
5.500 - 5.999	444	84,439,147	33.00
6.000 - 6.499	247	51,714,473	20.21
6.500 - 6.999	1,105	70,350,675	27.49
7.000 - 7.499	53	9,830,354	3.84
7.500 - 7.999	25	3,883,832	1.52
8.000 - 8.499	7	851,444	0.33
9.000 - 9.499	2	120,797	0.05
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	2	822,891	0.32
11.000 - 11.499	5	979,176	0.38
11.500 - 11.999	32	9,642,735	3.77
12.000 - 12.499	65	12,674,213	4.95
12.500 - 12.999	261	57,390,000	22.43
13.000 - 13.499	209	29,532,523	11.54
13.500 - 13.999	417	55,538,533	21.70
14.000 - 14.499	315	24,234,841	9.47
14.500 - 14.999	339	29,377,004	11.48
15.000 - 15.499	192	13,232,925	5.17
15.500 - 15.999	152	12,197,293	4.77
16.000 - 16.499	42	2,978,044	1.16
16.500 - 16.999	37	3,123,210	1.22
17.000 - 17.499	20	1,509,882	0.59
17.500 - 17.999	20	1,257,557	0.49
18.000 - 18.499	14	953,680	0.37
18.500 - 18.999	4	132,320	0.05
19.000 - 19.499	2	146,637	0.06
19.500 - 19.999	3	143,191	0.06
20.000 - 20.499	1	42,828	0.02
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	3	1,152,243	0.45
5.000 - 5.499	8	1,409,172	0.55
5.500 - 5.999	47	12,347,789	4.83
6.000 - 6.499	82	16,662,430	6.51
6.500 - 6.999	262	57,824,182	22.60
7.000 - 7.499	236	35,944,956	14.05
7.500 - 7.999	384	45,649,584	17.84
8.000 - 8.499	323	25,595,978	10.00
8.500 - 8.999	331	27,834,254	10.88
9.000 - 9.499	198	13,460,882	5.26
9.500 - 9.999	139	10,675,114	4.17
10.000 - 10.499	46	2,907,227	1.14
10.500 - 10.999	32	2,183,565	0.85
11.000 - 11.499	17	1,136,463	0.44
11.500 - 11.999	14	622,064	0.24
12.000 - 12.499	6	317,563	0.12
12.500 - 12.999	3	143,191	0.06
13.000 - 13.499	1	42,828	0.02
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000	1	98,312	0.04
1.000	8	1,018,970	0.40
1.500	27	5,055,499	1.98
2.000	1,103	65,903,092	25.75
3.000	993	183,833,611	71.84
Total:	**2,132**	**255,909,484**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	760	66,020,589	18.71
6	5	1,635,037	0.46
12	104	19,942,000	5.65
24	1,628	188,632,111	53.45
36	906	75,056,676	21.27
60	20	1,646,645	0.47
Total:	**3,423**	**352,933,057**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY - GROUP I POOL

Number of Mortgage Loans:	3,212	Index Type:	
Aggregate Principal Balance:	$283,021,557	6 Month LIBOR:	70.50%
Conforming Principal Balance Loans:	$283,021,557	Fixed Rate:	29.50%
Average Principal Balance:	$88,114	W.A. Initial Periodic Cap:	2.646%
Range:	$14,667 - $464,279	W.A. Subsequent Periodic Cap:	1.037%
W.A. Coupon:	7.936%	W.A. Lifetime Rate Cap:	6.149%
Range:	4.500% - 13.000%	Property Type:	
W.A. Gross Margin:	5.883%	Single Family:	79.92%
Range:	2.125% - 9.000%	Condo:	8.28%
W.A. Remaining Term (months):	343	2-4 Family:	6.22%
Range:	114 – 358 months	PUD:	5.34%
W.A. Seasoning: (months)	6	Manufactured Home:	0.23%
Latest Maturity Date:	January 2, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	80.77%
California:	33.23%	Investment:	18.45%
Florida:	8.85%	Second Home:	0.78%
Ohio:	4.88%	Documentation Status:	
Illinois:	4.83%	Full:	54.25%
Michigan:	4.82%	Stated:	36.54%
W.A. Original Combined LTV:	81.71%	None:	6.69%
Range:	9.55% - 100.00%	Limited:	2.24%
First Liens:	95.73%	Alt:	0.28%
Second Liens:	4.27%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
Non-Balloon Loans:	98.31%	Loans with Prepay Penalties:	79.20%
Non-Zero W.A. FICO Score:	630	Loans with Primary Mortgage Insurance	4.13%

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,220	83,485,800	29.50
ARM	1,992	199,535,757	70.50
Total:	**3,212**	**283,021,557**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	991	42,323,175	14.87
50,000.01 - 100,000.00	1,387	84,370,171	29.64
100,000.01 - 150,000.00	297	36,747,673	12.91
150,000.01 - 200,000.00	213	37,157,150	13.06
200,000.01 - 250,000.00	154	34,760,942	12.21
250,000.01 - 300,000.00	116	31,760,575	11.16
300,000.01 - 350,000.00	49	15,506,497	5.45
350,000.01 - 400,000.00	3	1,100,610	0.39
400,000.01 - 450,000.00	1	425,000	0.15
450,000.01 - 500,000.00	1	465,500	0.16
Total:	**3,212**	**284,617,293**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1,012	43,115,340	15.23
50,000.01 - 100,000.00	1,369	83,081,523	29.36
100,000.01 - 150,000.00	298	36,775,262	12.99
150,000.01 - 200,000.00	211	36,787,890	13.00
200,000.01 - 250,000.00	154	34,681,328	12.25
250,000.01 - 300,000.00	115	31,465,965	11.12
300,000.01 - 350,000.00	48	15,146,668	5.35
350,000.01 - 400,000.00	3	1,098,483	0.39
400,000.01 - 450,000.00	1	404,820	0.14
450,000.01 - 500,000.00	1	464,279	0.16
Total:	**3,212**	**283,021,557**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	17	1,357,473	0.48
121 - 180	216	13,418,808	4.74
181 - 240	33	1,826,050	0.65
241 - 300	47	4,111,332	1.45
301 - 360	2,899	262,307,895	92.68
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	1,401,550	0.50
5.000 - 5.499	9	1,187,332	0.42
5.500 - 5.999	68	12,729,924	4.50
6.000 - 6.499	94	14,871,145	5.25
6.500 - 6.999	344	54,832,626	19.37
7.000 - 7.499	262	29,444,373	10.40
7.500 - 7.999	524	49,780,530	17.59
8.000 - 8.499	433	27,348,315	9.66
8.500 - 8.999	513	35,388,973	12.50
9.000 - 9.499	291	17,913,996	6.33
9.500 - 9.999	297	18,224,389	6.44
10.000 - 10.499	106	6,288,040	2.22
10.500 - 10.999	129	7,059,249	2.49
11.000 - 11.499	61	3,036,259	1.07
11.500 - 11.999	49	2,318,853	0.82
12.000 - 12.499	17	868,394	0.31
12.500 - 12.999	8	284,782	0.10
13.000 - 13.499	1	42,828	0.02
Total:	**3,212**	**283,021,557**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	107	7,347,317	2.60
50.01 - 55.00	38	3,449,598	1.22
55.01 - 60.00	61	4,783,607	1.69
60.01 - 65.00	95	8,445,243	2.98
65.01 - 70.00	144	13,842,710	4.89
70.01 - 75.00	230	18,453,192	6.52
75.01 - 80.00	713	90,141,202	31.85
80.01 - 85.00	404	33,216,506	11.74
85.01 - 90.00	888	65,709,774	23.22
90.01 - 95.00	291	25,288,030	8.94
95.01 – 100.00	241	12,344,379	4.36
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 499	10	607,481	0.21
500 - 524	135	9,077,273	3.21
525 - 549	313	22,189,501	7.84
550 - 574	367	26,970,942	9.53
575 - 599	365	29,018,145	10.25
600 - 624	482	41,861,563	14.79
625 - 649	530	48,881,146	17.27
650 - 674	418	39,771,174	14.05
675 - 699	259	27,034,801	9.55
700 - 724	167	16,565,969	5.85
725 - 749	94	10,753,503	3.80
750 - 774	51	7,536,481	2.66
775 - 799	16	2,199,853	0.78
Greater than or equal to 800	5	553,725	0.20
Total:	**3,212**	**283,021,557**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	581	94,044,458	33.23
Florida	317	25,036,409	8.85
Ohio	237	13,818,878	4.88
Illinois	171	13,682,989	4.83
Michigan	240	13,652,050	4.82
Indiana	218	11,270,035	3.98
Missouri	204	10,900,054	3.85
Texas	133	8,514,008	3.01
Nevada	61	6,766,839	2.39
Hawaii	37	6,152,216	2.17
Tennessee	98	5,731,706	2.03
Georgia	50	5,273,315	1.86
Washington	43	5,035,087	1.78
Colorado	46	4,843,055	1.71
Pennsylvania	67	4,790,290	1.69
Arizona	59	4,590,890	1.62
Maryland	47	3,905,836	1.38
Alabama	77	3,843,406	1.36
Wisconsin	59	3,508,028	1.24

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
New York	29	2,967,538	1.05
Oregon	23	2,700,848	0.95
South Carolina	38	2,521,064	0.89
Mississippi	44	2,239,382	0.79
Virginia	14	2,159,131	0.76
Oklahoma	42	2,148,640	0.76
Massachusetts	12	2,144,429	0.76
Iowa	32	2,068,330	0.73
Louisiana	34	1,871,608	0.66
Minnesota	18	1,856,163	0.66
Kansas	28	1,790,410	0.63
New Jersey	15	1,570,073	0.55
Arkansas	18	1,477,987	0.52
Connecticut	14	1,460,394	0.52
North Carolina	16	1,345,430	0.48
New Mexico	15	1,184,115	0.42
Utah	14	1,079,268	0.38
Delaware	7	820,642	0.29
Kentucky	16	815,904	0.29
New Hampshire	6	723,997	0.26
Nebraska	7	649,757	0.23
Idaho	7	564,114	0.20
West Virginia	4	347,646	0.12
Maine	3	260,781	0.09
Alaska	3	208,286	0.07
Vermont	2	190,516	0.07
Montana	1	122,588	0.04
District of Columbia	1	118,970	0.04
Wyoming	2	102,065	0.04
South Dakota	1	101,047	0.04
Rhode Island	1	50,885	0.02
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,316	228,593,349	80.77
Investment	875	52,219,508	18.45
Second Home	21	2,208,701	0.78
Total:	**3,212**	**283,021,557**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,979	153,526,410	54.25
Stated	1,020	103,407,577	36.54
No Documentation	125	18,935,796	6.69
Limited/Lite	82	6,348,658	2.24
Alternative	6	803,118	0.28
Total:	**3,212**	**283,021,557**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	1,592	144,375,774	51.01
Refinance - Cashout	1,233	103,218,409	36.47
Refinance - Rate Term	387	35,427,374	12.52
Total:	**3,212**	**283,021,557**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,590	226,203,846	79.92
Condo	277	23,442,264	8.28
2-4 Family	206	17,614,786	6.22
PUD	130	15,110,635	5.34
Manufactured Housing	9	650,026	0.23
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
April 2004	10	718,207	0.36
May 2004	9	926,317	0.46
June 2004	9	850,189	0.43
July 2004	7	679,201	0.34
August 2004	19	1,391,150	0.70
September 2004	14	1,394,515	0.70
February 2005	5	515,118	0.26
March 2005	11	1,006,542	0.50
April 2005	18	2,681,180	1.34
May 2005	26	2,546,811	1.28
June 2005	68	5,620,135	2.82
July 2005	86	4,849,520	2.43
August 2005	300	20,455,172	10.25
September 2005	315	20,848,102	10.45
October 2005	343	23,119,201	11.59
November 2005	118	22,923,279	11.49
December 2005	208	36,586,977	18.34
January 2006	270	39,613,093	19.85
April 2006	1	220,536	0.11
May 2006	2	149,397	0.07
July 2006	5	261,909	0.13
August 2006	20	1,077,959	0.54
September 2006	44	2,992,849	1.50
October 2006	57	3,652,613	1.83
November 2006	3	384,908	0.19
December 2006	17	3,252,659	1.63
January 2007	5	572,136	0.29
December 2008	2	246,083	0.12
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	5	1,024,064	0.51
2.500 - 2.999	16	1,834,488	0.92
3.000 - 3.499	20	3,357,759	1.68
3.500 - 3.999	22	3,549,051	1.78
4.000 - 4.499	32	4,381,919	2.20
4.500 - 4.999	95	7,614,237	3.82
5.000 - 5.499	44	6,978,567	3.50
5.500 - 5.999	388	60,880,912	30.51
6.000 - 6.499	201	32,526,120	16.30
6.500 - 6.999	1,094	66,680,823	33.42
7.000 - 7.499	46	7,554,588	3.79
7.500 - 7.999	20	2,180,987	1.09
8.000 - 8.499	7	851,444	0.43
9.000 - 9.499	2	120,797	0.06
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	278,287	0.14
11.000 - 11.499	4	621,416	0.31
11.500 - 11.999	21	4,945,052	2.48
12.000 - 12.499	57	9,609,451	4.82
12.500 - 12.999	214	37,145,160	18.62
13.000 - 13.499	198	24,569,835	12.31
13.500 - 13.999	390	43,545,250	21.82
14.000 - 14.499	308	21,566,761	10.81
14.500 - 14.999	326	24,418,415	12.24
15.000 - 15.499	189	11,945,889	5.99
15.500 - 15.999	147	11,491,741	5.76
16.000 - 16.499	41	2,756,297	1.38
16.500 - 16.999	34	2,540,888	1.27
17.000 - 17.499	20	1,509,882	0.76
17.500 - 17.999	20	1,257,557	0.63
18.000 - 18.499	13	895,691	0.45
18.500 - 18.999	3	105,528	0.05
19.000 - 19.499	2	146,637	0.07
19.500 - 19.999	3	143,191	0.07
20.000 - 20.499	1	42,828	0.02
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	607,640	0.30
5.000 - 5.499	7	1,051,411	0.53
5.500 - 5.999	37	8,071,283	4.05
6.000 - 6.499	71	12,493,368	6.26
6.500 - 6.999	215	36,990,698	18.54
7.000 - 7.499	219	28,772,180	14.42
7.500 - 7.999	363	36,398,979	18.24
8.000 - 8.499	313	21,998,039	11.02
8.500 - 8.999	316	22,980,106	11.52
9.000 - 9.499	196	12,811,142	6.42
9.500 - 9.999	136	10,092,792	5.06
10.000 - 10.499	46	2,907,227	1.46
10.500 - 10.999	32	2,183,565	1.09
11.000 - 11.499	16	1,078,474	0.54
11.500 - 11.999	13	595,272	0.30
12.000 - 12.499	6	317,563	0.16
12.500 - 12.999	3	143,191	0.07
13.000 - 13.499	1	42,828	0.02
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000	1	98,312	0.05
1.000	8	1,018,970	0.51
1.500	24	3,988,920	2.00
2.000	1,094	62,339,942	31.24
3.000	865	132,089,614	66.20
Total:	**1,992**	**199,535,757**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	740	58,874,299	20.80
6	3	691,443	0.24
12	81	10,709,624	3.78
24	1,511	148,616,659	52.51
36	877	64,129,532	22.66
Total:	**3,212**	**283,021,557**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	211	Index Type:	
Aggregate Principal Balance:	$69,911,500	6 Month LIBOR:	80.64%
Conforming Principal Balance Loans:	$1,498,912	Fixed Rate:	19.36%
Average Principal Balance:	$331,334	W.A. Initial Periodic Cap:	2.908%
Range:	$26,791 - $748,705	W.A. Subsequent Periodic Cap:	1.040%
W.A. Coupon:	7.288%	W.A. Lifetime Rate Cap:	6.132%
Range:	4.875% - 13.125%	Property Type:	
W.A. Gross Margin:	5.720%	Single Family:	77.70%
Range:	2.375% - 7.990%	PUD:	14.01%
W.A. Remaining Term (months):	349	Condo:	5.95%
Range:	119 – 358 months	2-4 Family:	2.34%
W.A. Seasoning: (months)	5	Occupancy Status:	
Latest Maturity Date:	January 1, 2034	Primary:	96.24%
State Concentration (Top 5):		Investment:	3.76%
California:	70.47%	Documentation Status:	
Illinois:	4.41%	Full:	53.80%
Texas:	3.38%	Stated:	37.05%
Florida:	2.49%	None:	6.96%
Nevada:	1.93%	Limited	2.18%
W.A. Combined Original LTV:	82.93%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Range:	27.08% - 100.00%	Loans with Prepay Penalties:	89.78%
First Liens:	95.17%	Loans with Primary Mortgage Insurance	5.07%
Second Liens:	4.83%		
Non-Balloon Loans:	96.90%		
Non-Zero W.A. FICO Score:	645		

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	71	13,537,774	19.36
ARM	140	56,373,726	80.64
Total:	**211**	**69,911,500**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	7	290,450	0.41
50,000.01 - 100,000.00	41	3,281,050	4.68
100,000.01 - 150,000.00	8	972,600	1.39
150,000.01 - 200,000.00	2	324,500	0.46
200,000.01 - 250,000.00	1	228,000	0.32
300,000.01 - 350,000.00	22	7,485,300	10.67
350,000.01 - 400,000.00	54	20,235,305	28.84
400,000.01 - 450,000.00	30	12,626,389	18.00
450,000.01 - 500,000.00	20	9,528,950	13.58
500,000.01 - 550,000.00	12	6,338,150	9.03
550,000.01 - 600,000.00	6	3,496,200	4.98
600,000.01 - 650,000.00	5	3,198,600	4.56
650,000.01 - 700,000.00	1	690,000	0.98
700,000.01 - 750,000.00	2	1,470,000	2.10
Total:	**211**	**70,165,494**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	7	277,830	0.40
50,000.01 - 100,000.00	41	3,242,996	4.64
100,000.01 - 150,000.00	9	1,105,757	1.58
150,000.01 - 200,000.00	1	172,047	0.25
200,000.01 - 250,000.00	1	221,747	0.32
300,000.01 - 350,000.00	22	7,451,809	10.66
350,000.01 - 400,000.00	54	20,172,401	28.85
400,000.01 - 450,000.00	30	12,596,762	18.02
450,000.01 - 500,000.00	21	10,008,783	14.32
500,000.01 - 550,000.00	11	5,821,303	8.33
550,000.01 - 600,000.00	6	3,489,647	4.99
600,000.01 - 650,000.00	5	3,194,728	4.57
650,000.01 - 700,000.00	1	688,946	0.99
700,000.01 - 750,000.00	2	1,466,742	2.10
Total:	**211**	**69,911,500**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
61 - 120	1	321,844	0.46
121 - 180	25	1,946,940	2.78
301 - 360	185	67,642,716	96.75
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	914,881	1.31
5.000 - 5.499	1	357,761	0.51
5.500 - 5.999	14	5,748,263	8.22
6.000 - 6.499	13	5,101,093	7.30
6.500 - 6.999	61	26,454,692	37.84
7.000 - 7.499	15	6,625,099	9.48
7.500 - 7.999	27	11,572,497	16.55
8.000 - 8.499	9	2,905,992	4.16
8.500 - 8.999	17	5,221,942	7.47
9.000 - 9.499	3	737,906	1.06
9.500 - 9.999	21	1,989,290	2.85
10.000 - 10.499	6	536,168	0.77
10.500 - 10.999	15	1,303,337	1.86
11.000 - 11.499	1	57,989	0.08
11.500 - 11.999	3	142,094	0.20
12.000 - 12.499	2	196,766	0.28
13.000 - 13.499	1	45,730	0.07
Total:	**211**	**69,911,500**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	1	649,123	0.93
50.01 - 55.00	1	43,416	0.06
55.01 - 60.00	1	408,935	0.58
60.01 - 65.00	5	1,874,575	2.68
65.01 - 70.00	7	3,422,068	4.89
70.01 - 75.00	12	3,986,760	5.70
75.01 - 80.00	62	23,534,974	33.66
80.01 - 85.00	28	10,598,344	15.16
85.01 - 90.00	42	16,602,861	23.75
90.01 - 95.00	13	4,910,864	7.02
95.00 – 100.00	39	3,879,580	5.55
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 499	3	232,661	0.33
500 – 524	1	363,320	0.52
525 – 549	10	2,888,292	4.13
550 – 574	15	5,585,605	7.99
575 – 599	8	3,512,688	5.02
600 – 624	31	10,773,124	15.41
625 – 649	40	13,049,887	18.67
650 – 674	42	14,029,605	20.07
675 – 699	26	9,310,492	13.32
700 – 724	9	2,098,979	3.00
725 – 749	14	5,057,507	7.23
750 – 774	10	2,167,715	3.10
775 - 799	2	841,624	1.20
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	147	49,268,852	70.47
Illinois	6	3,079,901	4.41
Texas	7	2,360,387	3.38
Florida	5	1,739,714	2.49
Nevada	7	1,347,843	1.93
Hawaii	2	1,224,693	1.75
Georgia	4	1,219,900	1.74
Colorado	3	1,030,017	1.47
Arizona	2	954,788	1.37
Washington	4	940,213	1.34
Maryland	3	903,625	1.29
Oregon	1	748,705	1.07
Michigan	2	739,777	1.06
Montana	1	534,636	0.76
Minnesota	1	529,649	0.76
New Jersey	1	428,128	0.61
Ohio	5	418,030	0.60
Connecticut	1	386,114	0.55
Massachusetts	1	383,114	0.55
District of Columbia	1	376,207	0.54
Pennsylvania	1	360,314	0.52
Virginia	1	356,176	0.51
Utah	1	351,362	0.50
North Carolina	1	93,953	0.13
Oklahoma	1	57,989	0.08
Missouri	1	39,377	0.06
Delaware	1	38,036	0.05
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	202	67,279,411	96.24
Investment	9	2,632,089	3.76
Total:	**211**	**69,911,500**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	106	37,615,554	53.80
Stated	87	25,903,856	37.05
No Documentation	12	4,867,961	6.96
Limited/Lite	6	1,524,129	2.18
Total:	**211**	**69,911,500**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	114	34,667,705	49.59
Refinance - Cashout	69	27,180,156	38.88
Refinance - Rate Term	28	8,063,639	11.53
Total:	**211**	**69,911,500**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	171	54,321,949	77.70
PUD	24	9,795,810	14.01
Condo	12	4,159,008	5.95
2-4 Family	4	1,634,733	2.34
Total:	**211**	**69,911,500**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
April 2004	2	100,170	0.18
May 2004	2	151,942	0.27
June 2004	1	221,747	0.39
July 2004	1	89,026	0.16
August 2004	3	323,978	0.57
February 2005	1	333,113	0.59
April 2005	1	357,697	0.63
May 2005	1	360,314	0.64
June 2005	2	791,096	1.40
July 2005	3	1,215,592	2.16
August 2005	3	1,051,289	1.86
September 2005	4	1,663,157	2.95
October 2005	9	3,287,723	5.83
November 2005	18	7,776,688	13.79
December 2005	36	15,407,027	27.33
January 2006	40	17,287,763	30.67
October 2006	2	804,335	1.43
November 2006	1	500,000	0.89
December 2006	6	2,667,489	4.73
January 2007	3	1,334,456	2.37
January 2009	1	649,123	1.15
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	544,603	0.97
2.500 - 2.999	4	1,589,075	2.82
3.000 - 3.499	1	366,088	0.65
3.500 - 3.999	2	936,207	1.66
4.000 - 4.499	2	792,285	1.41
4.500 - 4.999	3	1,199,702	2.13
5.000 - 5.499	2	550,715	0.98
5.500 - 5.999	56	23,558,235	41.79
6.000 - 6.499	46	19,188,353	34.04
6.500 - 6.999	11	3,669,852	6.51
7.000 - 7.499	7	2,275,767	4.04
7.500 - 7.999	5	1,702,844	3.02
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	544,603	0.97
11.000 - 11.499	1	357,761	0.63
11.500 - 11.999	11	4,697,683	8.33
12.000 - 12.499	8	3,064,762	5.44
12.500 - 12.999	47	20,244,841	35.91
13.000 - 13.499	11	4,962,688	8.80
13.500 - 13.999	27	11,993,283	21.27
14.000 - 14.499	7	2,668,080	4.73
14.500 - 14.999	13	4,958,589	8.80
15.000 - 15.499	3	1,287,035	2.28
15.500 - 15.999	5	705,552	1.25
16.000 - 16.499	1	221,747	0.39
16.500 - 16.999	3	582,322	1.03
18.000 - 18.499	1	57,989	0.10
18.500 - 18.999	1	26,791	0.05
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	544,603	0.97
5.000 - 5.499	1	357,761	0.63
5.500 - 5.999	10	4,276,505	7.59
6.000 - 6.499	11	4,169,062	7.40
6.500 - 6.999	47	20,833,484	36.96
7.000 - 7.499	17	7,172,776	12.72
7.500 - 7.999	21	9,250,606	16.41
8.000 - 8.499	10	3,597,938	6.38
8.500 - 8.999	15	4,854,148	8.61
9.000 - 9.499	2	649,741	1.15
9.500 - 9.999	3	582,322	1.03
11.000 - 11.499	1	57,989	0.10
11.500 - 11.999	1	26,791	0.05
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	3	1,066,580	1.89
2.000	9	3,563,150	6.32
3.000	128	51,743,997	91.79
Total:	**140**	**56,373,726**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	20	7,146,290	10.22
6	2	943,594	1.35
12	23	9,232,376	13.21
24	117	40,015,452	57.24
36	29	10,927,143	15.63
60	20	1,646,645	2.36
Total:	**211**	**69,911,500**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097

ABS Structuring

Bill Yeung	212-250-6893
David Haynie	212-250-4519

ABS Collateral

Steve Lumer	212-250-0115
Declan Brady	212-250-5158